FINANCIAL HIGHLIGHTS
The Clorox Company

Years Ended June 30	2003	2002	% Change (1)
In millions, except share and per-share amounts			
Net sales	$ 4,144	$ 4,022	3%
Earnings from continuing operations	$ 514	$ 357	44%
Losses from discontinued operations, net of tax	(21)	(35)	41%
Net earnings	$ 493	$ 322	53%
Earnings (losses) per common share			
Basic			
Continuing operations	$ 2.36	$ 1.54	53%
Discontinued operations	(0.10)	(0.15)	33%
Basic net earnings per common share	$ 2.26	$ 1.39	63%
Diluted			
Continuing operations	$ 2.33	$ 1.52	53%
Discontinued operations	(0.10)	(0.15)	33%
Diluted net earnings per common share	$ 2.23	$ 1.37	63%
Weighted average common shares outstanding (in thousands)			
Basic	218,174	231,849	–6%
Diluted	220,692	234,704	–6%
Stockholders' equity	$ 1,215	$ 1,366	–11%
Dividends per common share	$ 0.88	$ 0.84	5%
Stockholders' equity per common share	$ 5.69	$ 6.13	–7%

(1) Percentages based on unrounded numbers

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF WORLDWIDE OPERATIONS

Management's discussion and analysis of the results of operations, unless otherwise noted, compares fiscal year 2003 to fiscal year 2002 and fiscal year 2002 to fiscal year 2001. As described in Note 1 in the Notes to Consolidated Financial Statements, certain reclassifications have been made to all periods presented to conform to the current year presentation, including the reclassification of the Company's Brazilian business as a discontinued operation.

CONSOLIDATED RESULTS

In fiscal year 2003, the Company continued to focus on its priorities and strategic goals that resulted in volume and net sales growth and ongoing improvements in the Company's overall cost structure and working capital. These accomplishments were made despite the slow U.S. economic recovery and continued economic and political challenges in South America.

Diluted net earnings per common share increased to $2.23 in fiscal year 2003 from $1.37 in fiscal year 2002, and net earnings grew to $493 million from $322 million in the prior year. The improvement in diluted net earnings per common share reflects a $241 million improvement in pre-tax earnings from continuing operations as well as a decrease in common shares outstanding during fiscal year 2003, which was driven by 11.7 million shares of treasury stock buybacks. Net earnings growth was principally due to volume and sales growth, reduced manufacturing costs, and a $151 million reduction in restructuring and asset impairment charges versus fiscal year 2002. Despite the continued economic challenges in South America, the Company had higher consolidated net sales and volumes driven by the introduction of new products and a focus on advertising investment.

Diluted net earnings per common share increased to $1.37 in fiscal year 2002 from $1.35 in fiscal year 2001. The Company had higher net sales and volumes led by new product introductions and improvements in gross profit in fiscal year 2002 as compared to fiscal year 2001. In addition, the Company recorded a net pre-tax gain of $33 million on the sales of the *Maxforce* and Himolene businesses in fiscal year 2002. Offsetting these increases were fiscal year 2002 restructuring and asset impairment charges of $184 million (pre-tax) driven by currency devaluations and poor economic conditions in South America and the Company's review of its operations.

Net sales in fiscal year 2003 increased by 3% as compared to fiscal year 2002, which was driven by an overall 2% increase in volume. The improvements in net sales and volumes were driven by a 17% increase in advertising costs and the introduction of several new products in fiscal year 2003, including Clorox® bathroom cleaners with Teflon®, Don't Mop with Dirty Water Again!™ Pine-Sol® cleaner, Formula 409® wipes, Brita® pour-through pitchers with electronic filter change indicators, Hidden Valley® BBQ Ranch dressing, K C Masterpiece® Dip & Top™ sauces, Armor All® car wash wipes and Scoop Away® plus crystals cat litter.

Net sales in fiscal year 2002 increased 4% to $4,022 million on a 3% increase in volume versus fiscal year 2001. The improvement in net sales and volumes in fiscal year 2002 compared to fiscal year 2001 similarly reflected the Company's efforts to restore growth in core brands through increased advertising and the introduction of new products.

Cost of products sold decreased by 2% in fiscal year 2003 as compared to fiscal year 2002 and decreased as a percentage of net sales to 54% in fiscal year 2003 from 57% in fiscal year 2002. This improvement was driven by the Company's ongoing cost cutting initiatives which led to supply chain savings, particularly in the procurement, manufacturing and logistics areas. Specific supply chain initiatives included the renegotiation of raw material contracts, the use of new contract manufacturers and the consolidation of manufacturing facilities. These cost savings were partially offset by increases in resin, soybean oil and other raw material costs.

Cost of products sold as a percentage of net sales decreased to 57% in fiscal year 2002 from 59% in fiscal year 2001. These cost savings were also consistent with the Company's initiatives to reduce its cost structure. In addition, the decrease was reflective of lower inventory write-offs and decreased raw material costs driven by the renegotiation of resin pricing. These improvements were partially offset by costs associated with new product launches in fiscal year 2002.

Selling and administrative expenses increased by 1% to $532 million in fiscal year 2003 from $526 million in fiscal year 2002. The trend was impacted by $12 million of additional fiscal year 2003 pension expense and $9 million of additional depreciation and amortization expense for new systems projects. The Company also recorded $6.6 million of expense in fiscal year 2003 related to its performance unit programs as compared to $7 million of income in fiscal year 2002, resulting in a net increase versus the previous year of $13.6 million. At June 30, 2002, the Company reviewed the vesting criteria for one of its performance unit programs and determined that the initial vesting criteria had not been met as of June 30, 2002. As a result of this determination, the Company reversed a $7 million accrued liability related to this performance unit program. For the year ended June 30, 2003 the Company recorded a $6.6 million expense and liability related to this program because the related performance hurdles were achieved. Offsetting these increases in selling and administrative expenses was a decrease of $23 million in the Household Products — Latin America/Other segment, resulting from the companywide cost-cutting initiative, and other smaller items. The $23 million decrease in Latin America was driven primarily by reductions in bad debt and severance expenses and currency devaluation.

Selling and administrative expenses increased 9% to $526 million in fiscal year 2002 from $483 million in fiscal year 2001. This increase was primarily attributable to performance-based compensation costs of $44 million in fiscal year 2002 as compared with $14 million in fiscal year 2001, a net increase of $10 million in expenses related to the Company's system projects, and an increase in the Company's allowance for doubtful accounts. As a consequence of the economic crisis and political turmoil in South America as well as a softening U.S. economy, the Company increased its allowance for doubtful accounts by $11 million for fiscal year 2002. These increases were partially offset by savings from the elimination of approximately 260 positions from the Company's U.S. divisions and 243 positions from its Latin American division that occurred in December 2001.

Advertising costs as a percentage of net sales increased to 11% in fiscal year 2003 from 10% in the prior year, an increase of 17%. The increase reflects higher advertising levels to support the Company's base business as well as new products introduced in fiscal year 2003. The increase also reflects a full year's advertising costs in fiscal year 2003 for products introduced in fiscal year 2002, such as the *ReadyMop* self contained mopping system and *Clorox Oxygen Action* multipurpose stain remover.

Advertising costs as a percentage of net sales increased from 9% in fiscal year 2001 to 10% in fiscal year 2002. The increase in advertising costs in fiscal year 2002 as compared with fiscal year 2001 was driven by higher media expenditures of approximately $80 million to support the base business and introduction of new products, partly offset by lower non-coupon sales promotion spending of $35 million.

Restructuring and asset impairment costs of $33 million, $184 million and $59 million were recognized in fiscal years 2003, 2002 and 2001, respectively. The $33 million of charges recognized in fiscal year 2003 relate primarily to a $30 million goodwill impairment charge recorded in the second quarter related to Argentina. The $184 million charge recorded in fiscal year 2002 included $139 million for the impairment of goodwill and trademarks associated with the Argentina ($100 million) and Colombia ($39 million) businesses due to significant currency devaluations and weakening market and economic conditions. The remaining fiscal year 2002 charges included a $22 million charge for the write-off of equipment and the closure of certain plants, and severance charges of $17 million and $6 million related to the elimination of domestic and international staff positions, respectively. Restructuring and asset impairment costs of $59 million in fiscal year 2001 included $47 million for the write-off of equipment, $8 million for the write-off of intangible assets, and $4 million for severance and other restructuring costs.

Interest expense decreased from $38 million in fiscal year 2002 to $28 million in fiscal year 2003 primarily due to lower interest rates on the Company's borrowings as average borrowings remained flat. The $50 million decrease in interest expense from fiscal year 2001 to fiscal year 2002 was due to lower levels of commercial paper borrowings as well as lower interest rates.

Other (income) expense, net in fiscal year 2003 of $8 million includes $9 million of equity earnings, an $8 million gain on sale of land from an eminent domain action, a $7 million gain as a result of insurance claims for casualty losses, a $6 million gain from the sale of *Black Flag*, a $4 million gain from mark-to-market adjustments on the Company's resin contracts reflecting current market conditions, $3 million of interest, and various income items of $1 million. These gains were offset by expenses of $11 million from the amortization of intangibles, $2 million in losses related to the Company's investment fund, a $4 million loss from the sale of *Jonny Cat*, and various other expenses.

Other (income) expense, net in fiscal year 2002 of $23 million resulted from a $33 million net gain on the sales of *Maxforce* and Himolene businesses, a $21 million gain from foreign exchange, primarily due to the revaluation of Argentine net monetary assets denominated in currencies other than the peso, $16 million of income from equity earnings, and interest income of $4 million. These gains were offset by $12 million in amortization of intangibles, an $8 million charge for environmental remediation and monitoring of a former plant site, $4 million of losses related to the Company's investment fund, a $4 million write-down of certain international joint venture investments, a $4 million loss from mark-to-market adjustments on the Company's resin contracts reflecting current market conditions and various other expenses.

Other expense, net in fiscal year 2001 of $46 million resulted primarily from $60 million of goodwill amortization and $2 million of losses on the Company's investment fund, offset by $16 million of income from equity interests and $10 million of interest income.

The effective tax rate on continuing operations was 35.9%, 36.4% and 31.9% in fiscal years 2003, 2002 and 2001, respectively. The lower rate in fiscal year 2003 as compared to fiscal year 2002 was principally due to the inability to provide a tax benefit related to the $100 million fiscal year 2002 impairment charge for Argentina. The increase in the tax rate from 31.9% in fiscal year 2001 to 36.4% in fiscal year 2002 was primarily due to a provision recorded to establish valuation allowances against tax benefits resulting from the Company's Colombian and Argentine impairment charges and from tax provided on current Chilean earnings not considered indefinitely reinvested. The increase in the tax provision was partially offset by a net reversal of federal and state tax accruals.

Losses from discontinued operations decreased from $35 million in fiscal year 2002 to $21 million in fiscal year 2003 and relate to the Company's Brazilian business. In the first quarter of fiscal year 2003, the Company announced its intent to sell its business in Brazil, a reporting unit included in the Household Products — Latin America/Other segment, and recorded a pre-tax impairment charge of $19 million to write the related assets down to fair value. This decision was due to the deteriorating economic and market conditions in the region. In addition, in the fourth quarter of fiscal year 2003, the Company recorded an additional $4 million pre-tax charge to recognize additional costs related to the closure of portions of its Brazilian operations. The $35 million loss from discontinued operations in fiscal year 2002 was driven by a $57 million pre-tax charge for the impairment of goodwill and trademarks related to the Brazilian business. Refer to Note 3 in the Notes to Consolidated Financial Statements for further information.

The cumulative effect of the change in accounting principle of $2 million (net of tax benefit of $1 million) in fiscal year 2001 was recognized as a transition adjustment due to the implementation of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended.

SEGMENT RESULTS

Current and prior fiscal year results by segment are presented below:

Net sales (in millions)	2003	2002	2001
Household Products — North America	$2,282	$2,198	$2,097
Specialty Products	1,369	1,304	1,222
Household Products — Latin America/Other	493	520	540
Total	$4,144	$4,022	$3,859

Earnings (losses) from continuing operations before income taxes (in millions)	2003	2002	2001
Household Products — North America	$ 607	$ 535	$ 453
Specialty Products	521	517	397
Household Products — Latin America/Other	66	(66)	74
Corporate Interest and Other	(392)	(425)	(445)
Total	$ 802	$ 561	$ 479

Household Products — North America

Fiscal Year 2003 versus Fiscal Year 2002: The Household Products — North America segment had another year of increases, posting a 2% increase in volume, a 4% increase in net sales and a 14% increase in pre-tax earnings. The increases in volume and net sales were again driven by the introduction of new products, strategic pricing actions and increased advertising spending to support core brands and new products.

Laundry and Home Care's volume increase of 3% was mainly driven by the successful launches of *Clorox ReadyMop, Pine-Sol* Orange Energy, *Clorox* Bathroom Cleaner and Teflon Toilet Bowl Cleaner. In addition, there were volume increases for disinfecting wipes and *Clorox Clean-Up* as a result of increased advertising. Partially offsetting these gains were distribution losses for *SOS* and *Formula 409* carpet cleaner.

The *Glad* bags and wraps business volume increased by 5% as a result of increases in Trash Disposal bags, private label brands and the *GladWare* disposable containers line due to growth in new distribution channels and increased activity at large retailers. These gains were offset slightly by the *Gladlock* categories distribution losses and increased competitive activity.

Total volume for Brita increased 8% due primarily to distribution increases for pour-through systems and filters, volume gains for *Faucet Mount* products and *Memo* pitchers offset by a decrease in *Brita Fill and Go* sports bottles.

The increase in pre-tax earnings was due to increased volumes, reduced trade spending, reduced coupon activities and continued cost-savings initiatives in manufacturing operations, which were partially offset by increased advertising spending to support core brands and new products and increased research and development costs associated with the Glad/P&G Joint Venture.

Fiscal Year 2002 versus Fiscal Year 2001: The Household Products — North America segment rebounded from the prior year's declines to post a 5% increase in both volume and net sales, and an 18% increase in pre-tax earnings. The increase in volume and net sales were driven by the introduction of new products, strategic pricing actions and increased advertising spending to support core brands and new products.

Laundry and Home Care's volume increase of 7% was driven by the introduction of *Clorox ReadyMop* self-contained mopping system and *Clorox Oxygen Action* multipurpose stain remover, increased shipments of *Clorox* disinfecting wipes, and distribution gains for *Clorox* toilet bowl cleaner and Ultra *Clorox* bleach. Partially offsetting these gains were distribution losses for *Clorox* disinfecting spray and *Formula 409* carpet cleaner.

The *Glad* bags and wraps business saw volume increase by 5% due to new products in the *GladWare* disposable-containers line, an improved price-value relationship for trash bags and increased advertising to support wraps and trash bags. These gains were partially offset by distribution losses and increased competitive activity for stand-up bags.

Total volume for Brita was down by 4% due primarily to distribution losses for *Brita Fill & Go* sports bottles, a decline in shipments of pour-through systems and filters, and by lower shipments to Kmart, partially offset by volume gains for faucet-mount systems and filters.

The increase in pre-tax earnings was due to increased volumes, cost-savings initiatives in manufacturing operations, lower raw material costs driven by the renegotiation of resin prices in fiscal year 2002 and lower restructuring and related inventory write-offs. These cost and spending decreases were partially offset by start-up costs associated with new product launches, increased media spending to support core brands and new products, and an increase of $6 million related to mark-to-market adjustments on the Company's resin contracts.

Specialty Products

Fiscal Year 2003 versus Fiscal Year 2002: The Specialty Products segment reported volume, net sales and pre-tax earnings gains of 3%, 5% and 1%, respectively. Net sales growth exceeded volume growth primarily due to a price increase taken by *Kingsford* charcoal effective October 2002.

Food's volume increase of 12% led the segment, driven by growth in all channels behind increased marketing support for *Hidden Valley* dressings and *K C Masterpiece* Barbecue sauces, including the new *Hidden Valley* BBQ line extension and *K C Masterpiece* Dip N Top products. The Seasonal division's volume grew 2% driven mainly by *Kingsford* charcoal, which experienced record setting volumes. These higher volumes were offset in part by the divestiture of *MaxForce* during fiscal year 2002 and *Black Flag* during fiscal year 2003. Charcoal shipments grew across nearly all customers due to incremental promotion events, a continued focus on retail execution, and category share gains, in particular from the food trade. The Cat Litter division experienced volume growth of 1%, driven by growth in both *Fresh Step* and *Scoop Away* behind the product launch of *Scoop Away Plus Crystals* and increased coupon and trade spending. This growth was offset in part by the divestiture of the *Jonny Cat* business in fiscal

year 2003. Despite unusually wet and cold weather through much of the second half of the fiscal year, volume of the Auto business grew 1% driven by *Armor All* wipes and overall increased advertising and sales promotion.

Pre-tax earnings increased 1% due to volume growth, cost-savings initiatives and casualty insurance gains on a warehouse that is being replaced, offset by the fiscal 2002 gain of $36 million on the sale of *Maxforce*, higher commodity prices, increased trade spending primarily in the Food and Litter businesses, and increased advertising in the Food and Auto businesses to support core brands and new product launches.

Fiscal Year 2002 versus Fiscal Year 2001: The Specialty Products segment reported volume and net sales gains of 3% and 7%, respectively, and 30% growth in pre-tax earnings. The difference between net sales growth and volume growth was attributable to lower trade promotion spending in the seasonal, food and cat litter businesses as the Company shifted marketing support towards increased advertising from trade spending, which is accounted for as a reduction in revenue.

Seasonal's volume decrease of 2% was driven primarily by the divestiture of the professional insecticides and firelogs businesses. Offsetting the effects of these divestitures were higher shipments of *Kingsford* charcoal, which were up 12% for the 2002 fiscal year. *Kingsford* charcoal's growth was attributable to a focus on retail execution, increased media spending, a narrowing price gap with private label as a result of private-label price increases, and improved weather conditions. Auto care's volume increase of 7% was driven by growth from the *Armor All* wipes and tire protectant products, including the 2002 launch of *Armor All* leather spray and wipes. The year-to-date growth rate for the auto care business was impacted in the latter part of the year by lower shipments to Kmart and unseasonably warm winter weather in the third quarter of fiscal year 2002 which reduced demand for cold weather performance products. Cat litter's volume growth of 5% was due to product improvements, increased marketing support for *Fresh Step* and line extensions such as *Fresh Step* cedar cat litter. Food's volume increase of 3% reflected higher shipments of *Hidden Valley* dressings and *K C Masterpiece* marinades. The business increased its advertising and consumer promotions of *Hidden Valley* dressings to counteract ongoing competitive activity. *K C Masterpiece* volumes increased behind the introduction of *K C Masterpiece* Caribbean jerk marinade, despite competitive pressures in the fourth quarter of fiscal year 2002.

Pre-tax earnings increased due to volume growth, lower trade spending, savings generated by the Company's ongoing cost reduction initiatives and plant closures, lower restructuring costs and inventory write-offs, and the gain of $36 million recognized in fiscal year 2002 on the sale of the *Maxforce* business. Increased advertising spending to support core brands and new product launches partly offset these improvements.

Household Products — Latin America/Other

Fiscal Year 2003 versus Fiscal Year 2002: Weakening economic conditions, currency devaluations and political turmoil in South America negatively impacted the segment's fiscal year 2003 results. Despite these factors, the Household Products — Latin America/Other segment's pre-tax earnings from continuing operations increased to $66 million while net sales decreased 5% to $493 million. (See further discussion regarding the "South America Economic, Social and Political Conditions" on page D-11 in the Financial Position and Liquidity section).

Net sales decreased 5% while volumes declined by 4%. The decrease in net sales and volumes was driven by the weakening economic conditions and impact of currency devaluations. Volume declines were concentrated in South America, primarily in Argentina, Venezuela and Colombia due to economic conditions and continuing competitive price activity in bleach. Sales and volumes were also reduced by strategic initiatives targeting elimination of low margin stock-keeping-units and customers.

The improvement in pre-tax earnings from continuing operations reflects improved profitability in Latin America, as well as reduced impairment charges associated with continuing operations. The Company recorded a $30 million goodwill impairment charge in the second quarter of fiscal year 2003 related to the Argentina business. Gross margins and pre-tax earnings in Latin America have benefited from the restructuring initiated in fiscal year 2002, strategic initiatives to reduce low-margin products and customers, as well as, continuing cost reduction efforts during fiscal year 2003.

Due to deteriorating economic and market conditions and the Company's lack of scale in Brazil, the Company announced its intent to sell the Brazilian business and recorded pre-tax asset impairment charges of $23 million

in fiscal year 2003. (See further discussion regarding the Brazil Discontinued Operations in Note 3 in the Notes to Consolidated Financial Statements.)

Fiscal Year 2002 versus Fiscal Year 2001: Weakening economic conditions, currency devaluations and political turmoil in South America had a negative impact on the segment's fiscal year 2002 results. The Household Products — Latin America/Other segment's pre-tax earnings from continuing operations declined to a loss of $66 million and net sales decreased 4% to $520 million.

Net sales decreased 4% while volumes grew by less than 1%. The decrease in net sales was driven by the weakening economic conditions in South America that gave rise to a 8% decrease attributable to foreign currency weaknesses primarily in Argentina, Venezuela and Brazil. Volume gains were driven by line extensions of *Lestoil* heavy-duty cleaners, new product launches in Korea, and launches of *Poett* and other fragranced cleaners. Increased levels of advertising also resulted in volume growth in Puerto Rico, Central America and Mexico. Volume gains were partially offset by volume declines in Argentina, Venezuela and Chile driven by the poor economic conditions in South America as well as competitive price activity in the Colombian bleach market.

The decline in pre-tax earnings from continuing operations reflected $139 million of goodwill and trademarks impairment charges and an increase of $9 million for restructuring costs. Asset impairment costs included $100 million and $39 million for the Company's Argentine and Colombian businesses, respectively. The Company took steps to mitigate the impacts from the troubled economic conditions, including the reduction of the cost structure in its Latin America operations, reductions in staff, an increase in advertising spending to drive volume growth, and the implementation of a number of competitive pricing initiatives. Despite the negative impact from the weakening conditions, the segment benefited from the Company's on-going cost-savings initiatives contributing to gross margin improvements and the elimination of positions earlier in fiscal year 2002 resulting in lower administrative expense. In addition, the segment recognized $20 million of gains in foreign exchange from the revaluation of the Argentina net monetary assets denominated in currencies other than the Argentine peso.

Corporate, Interest and Other

Fiscal Year 2003 versus Fiscal Year 2002: "Corporate, Interest and Other" pre-tax loss decreased by $33 million, or 8%, from fiscal year 2002, due to lower interest expense of $18 million, lower expenses associated with the Company's new enterprise resource planning and customer relationship management data processing system projects, and lower restructuring and environmental expenses.

Fiscal Year 2002 versus Fiscal Year 2001: "Corporate, Interest and Other" pre-tax loss decreased $20 million, or 5%, due to lower goodwill amortization and interest expense offset by increased compensation costs, expenses associated with the Company's new enterprise resource planning and customer relationship management data processing system projects, and severance costs.

FINANCIAL POSITION AND LIQUIDITY

Cash Flows from Operations

The Company's financial position and liquidity remain strong due to the continued strength of operating cash flows during the fiscal year ended June 30, 2003.

Net cash provided by continuing operations was $807 million in fiscal year 2003 due to record net earnings from continuing operations and timing of tax payments, partially offset by a $54 million pension contribution. Working capital changes from fiscal year 2002 were partly attributable to the current year payments for new system implementation costs and the pension contribution, partially offset by continued improvements in working capital, including receivables and other current assets, and timing of tax payments. The decline in receivables was due to improved collection of receivables. Other current assets have declined due to the decrease in deferred income tax assets.

Net cash provided by continuing operations increased 18% to $878 million in fiscal year 2002 as compared to fiscal year 2001, and is primarily attributable to improved working capital management and improved earnings. Working capital changes from fiscal year 2001 were partly attributable to the effect of currency devaluations in Argentina and Venezuela, and better management of working capital, including receivables, inventory, accounts payable, accrued

expenses and income taxes payable. The decline in receivables is due to improved collections partly offset by higher receivables driven by increased sales from the 2002 introduction of *Clorox ReadyMop* self-contained mopping system and the charcoal business. Inventory has declined as a result of the Company's enhanced operational planning and continuing efforts to reduce the number of stock keeping units as well as lower charcoal inventories resulting from a 7% increase in sales volume during the fourth quarter of 2002 from that business. A build-up in inventory due to the 2002 launch of *Clorox ReadyMop* self-contained mopping system partially offset this decline. Higher payables and accrued expenses arose from the Company's new system projects, increased advertising, and incentive compensation costs. Higher income taxes payable was attributable to the timing of quarterly tax payments.

Divestitures and Acquisitions

In the first quarter of fiscal year 2003, the Company announced its intent to sell its business in Brazil due to deteriorating economic and market conditions and lack of scale and recorded a pre-tax impairment charge of $19 million to write the assets down to fair value. In the fourth quarter of fiscal year 2003, the Company recorded an additional $4 million pre-tax charge to recognize additional costs related to the closure of its Brazilian operations and sold certain intangible trademarks and related product inventory. The Company continues to actively market the remaining net assets of the Brazil business. The Company also divested its *Jonny Cat* litter business and *Black Flag* insecticides business during fiscal year 2003. The combined sales proceeds and net pre-tax gain on the sale of these businesses were $14 million and $2 million, respectively.

During fiscal years 2002 and 2001, the Company divested certain non-strategic brands in order to focus on its core brands. In fiscal year 2002, the Company sold its *Maxforce* professional insecticides business and the Himolene industrial trash can liner business. The aggregate sales price and net pre-tax gain (included in other income) on divestitures was $65 million and $33 million, respectively. In fiscal year 2001, the Company sold its firelogs business for $2 million, and no gain or loss was recognized on the sale.

During fiscal year 2001, the Company invested $126 million in new business acquisitions that were accounted for as purchases and were funded using a combination of cash and debt. The Company acquired for $122 million (or $116 million, net of cash acquired) from Brita GmbH the rights to the Brita trademark and other intellectual property in North and South America, an increase in the Company's ownership from 50% to 100% in Brita Limited and Brita South America Inc., and certain other net assets. The Company also increased its ownership to 100% in its two joint ventures in Costa Rica, previously 49% and 51% owned. The investments in Brita Limited, Brita South America Inc. and Costa Rica were previously accounted for under the equity method of accounting and were fully consolidated from the date of acquisition. Net assets acquired included net working capital assets of $11 million, property, plant and equipment of $9 million, goodwill of $11 million and trademarks and other intangible assets of $110 million to be amortized over estimated lives of ten years, less the additional investment to acquire the remaining interest for $15 million. Because the Company previously owned 50% to 51% in these equity investments, only the incremental equity and its underlying net book value of the net assets were adjusted to their fair value.

Venture Agreement

On January 31, 2003, the Company entered into an agreement with the Procter & Gamble Company (P&G) to form a venture related to the Company's Glad plastic bags, wraps and containers business. Pursuant to the agreement, P&G contributed certain production and research and development equipment, licenses to use a range of current and future trademarks and other proprietary technologies to the Company in exchange for an interest in the profits, losses and cash flows, as defined, of the Glad business. P&G will also provide research and development support to the Glad business for the first ten years of the venture, subject to renewal options, and will be reimbursed for the cost of providing the research and development support. The Company retains control of the Glad business. The agreement's initial term is twenty years, subject to renewal options. During the period ending December 31, 2003, all profits, losses and cash flow, as defined, of the Glad business will be allocated to the Company. During the 2004 calendar year, profits, losses and cash flow, as defined, of the Glad business will be allocated 95% to the Company and 5% to P&G. For all subsequent periods, the allocation will be 90% to the Company and 10% to P&G. For the first five years of the agreement, P&G has an option to purchase an additional 10% interest in the profits, losses and cash flow of the Glad business at prices set in the agreement. For more information about the venture, refer to Note 8 in the Notes to Consolidated Financial Statements.

Capital Expenditures

Capital expenditures were $205 million in fiscal year 2003, $176 million in fiscal year 2002 and $190 million in fiscal year 2001, and included $91 million, $67 million and $41 million, respectively, for the Company's new enterprise resource planning and customer relationship management data processing systems. Higher capital expenditures in fiscal year 2003 as compared to fiscal year 2002 were primarily due to increased spending for the new systems project as the first phase of the systems were implemented during fiscal year 2003. Despite higher expenditures for the new systems project in fiscal year 2002 as compared to 2001, capital expenditures decreased in fiscal year 2002, principally due to reduced capital spending levels in the Household Products — Latin America/Other segment.

The Company is implementing these new information systems over a three-year period, with total implementation costs estimated to be approximately $310 million. Total inception-to-date expenditures for these systems through June 30, 2003 were $236 million, of which $199 million has been capitalized as property, plant and equipment, and $37 million has been recorded as selling and administrative expense. Project to date, the Company has placed $199 million of capitalized hardware and software with estimated useful lives ranging from three to seven years into service, resulting in depreciation and amortization expense of $19 million, and $10 million in fiscal years 2003 and 2002, respectively. The Company expects to achieve approximately $125 million in one-time working capital reductions and approximately $80 million of annual ongoing savings from the new systems. Some of the working capital reductions and ongoing cost savings are already being realized, with further savings expected when the systems are fully implemented.

Contractual Obligations

The Company has contractual obligations payable or maturing (excluding short term notes and loans payable) in the following fiscal years:

At June 30, 2003 (in millions)	2004	2005	2006	2007	2008	Thereafter	Total
Long-term debt	$213	$ 2	$ 2	$153	$—	$338	$708
Operating leases	35	21	15	12	11	25	119
Low income housing partnerships	19	7	3	2	2	2	35
Unconditional commodity purchase obligations	41	29	13	—	—	—	83
Total contractual cash obligations .	$308	$59	$33	$167	$13	$365	$945

Low income housing partnerships generate tax credits that reduce the Company's income tax liability. The Company has also recorded $125 million as a terminal obligation liability for the venture with Procter and Gamble (P&G), which reflects the fair value of the contractual requirement to repurchase P&G's interest at the termination of the agreement. Refer to Note 8 of the Notes to Consolidated Financial Statements for further discussion on the joint venture with P&G.

Off-Balance Sheet Arrangements

In conjunction with divestitures and other transactions, the Company may provide routine indemnifications relating to the enforceability of trademarks, retention of pre-existing legal, tax, environmental and employee liabilities, as well as provisions for product returns and other items. The Company has several indemnification agreements in effect through 2006 that specify a maximum possible indemnification exposure. The Company's aggregate exposure from these agreements is capped at $42 million, however based on historical experience and evaluation of the specific agreements, the Company does not believe that any significant payments will result. The Company may also be subject through other contracts and agreements to similar types of indemnifications and coverages where the amounts and duration are not explicitly defined. When appropriate, an obligation for such indemnifications is recorded as a liability at inception. No liabilities have been recorded as of June 30, 2003 as the Company believes that such existing obligations are not reasonably likely to have a material future effect on its consolidated financial statements.

As disclosed in more detail in Note 7 in the Notes to Consolidated Financial Statements, the Company owns limited partnership interests in 55 low-income housing partnerships and in an investment fund, all of which are accounted for by the equity method through June 30, 2003. The purpose of the partnerships is to obtain low income housing

tax credits and the purpose of the investment fund is to manage a portion of the Company's emerging markets foreign exchange and economic investment risk. The Company does not expect any cash outflows to the partnerships other than the contractually committed capital contributions, which are disclosed in the table above under the heading "Contractual Obligations." In addition, the Company's risk of loss from the investment fund is limited to the amount of its investment and it has no ongoing capital commitments, loan requirements, guarantees or any other types of arrangements with the fund or its general partner that would require any future cash contributions to the fund.

Credit and Borrowing Information

The Company continues to maintain strong credit ratings. The Company's overall level of indebtedness was approximately $1 billion at both June 30, 2003 and 2002.

In fiscal years 2003, 2002 and 2001, cash flow from continuing operations exceeded cash requirements to fund capital expenditures, dividends and scheduled debt service. A portion of the operating cash flows were used to repurchase shares of the Company's outstanding common stock. The Company believes that cash flow from operations, supplemented by financing expected to be available from external sources, will provide sufficient liquidity during the next twelve months.

At June 30, 2003, the Company had domestic credit agreements with available credit lines totaling $950 million, which expire on various dates through March 2007. At June 30, 2003, there were no borrowings under these agreements, which are available for general corporate purposes and to support additional commercial paper issuance. In addition, the Company had $16 million of foreign working capital credit lines and overdraft facilities at June 30, 2003, of which $3 million is available for borrowing. Certain of the Company's unsecured notes, debentures and credit agreements contain restrictive covenants and limitations, including limitations on certain sale and leaseback transactions to the greater of $100 million, or 15% of the Company's consolidated net tangible assets, as defined, and require the maintenance of a consolidated leverage ratio, as defined. The Company is in compliance with all restrictive covenants and limitations as of June 30, 2003. The Company does not anticipate any problems in securing future credit agreements.

Based on the Company's working capital requirements, the current borrowing availability under its credit agreements, and its ability to generate positive cash flows from operations in the future, the Company believes that it will have the funds necessary to meet all of its above described financing requirements and all other fixed obligations. Should the Company undertake acquisitions requiring funds in excess of its current cash reserves and available credit lines, it might seek additional debt or equity financing. Depending upon future conditions in the financial markets, the availability of acceptable terms, and other factors, the Company may consider the issuance of debt or other securities to finance acquisitions, to refinance debt or to fund other activities for general business purposes.

Pension Obligations

The Company's liability for pension obligations increased from $43 million at June 30, 2002 to $64 million at June 30, 2003, partially due to the reclassification to other assets of $20 million of trust assets previously netted with the pension obligations as discussed in Note 18 in the Notes to Consolidated Financial Statements. An additional minimum pension liability adjustment of $48 million was recognized to reflect the increase in the accumulated benefit obligation over the fair value of assets at June 30, 2003. Overall, the total market value of retirement plan assets increased by $24 million during fiscal year 2003, which was driven primarily by a $54 million discretionary contribution made in the third fiscal quarter that offset poor market performance. In addition, the Company made a $37 million discretionary pension contribution in July 2003.

Common Stock Dividends and Share Repurchases

On July 16, 2003, the Company announced an increase in the quarterly dividend rate from $0.22 per share to $0.27 per share. Dividends paid in fiscal years 2003, 2002 and 2001 were $193 million, or $.88 per share; $196 million, or $0.84 per share; and $199 million, or $0.84 per share, respectively.

During fiscal year 2003, the Company acquired 11.7 million shares of its common stock at a net cost of $486 million. A portion of the shares purchased was allocated to the Company's ongoing program to offset the potential impact of stock option dilution. The remainder relates to the board-authorized $1 billion repurchase program, bringing the

total number of shares repurchased to approximately 18.2 million at a total cost of $773 million under that program. Treasury share purchases and related premiums were $412 million (10 million shares) in fiscal year 2002 and $10 million in fiscal year 2001.

South America Economic, Social and Political Conditions

During fiscal year 2003, several countries in South America experienced weakening economic, social and political conditions, particularly Venezuela, Argentina, Colombia and Brazil. Argentina's currency has appreciated by 36% against the U.S. Dollar and the Columbian and Venezuelan currencies have depreciated by 15% each against the U.S. Dollar during fiscal year 2003. The Company continues to take steps to mitigate the impact of the unsettled conditions in South America that include its interest in the investment fund, (see Note 7 in the Notes to Consolidated Financial Statements) and current activities such as improving its management of working capital, shortening its Latin America division's payment terms, eliminating low margin and non-core brands in its portfolio, and focusing on strengthening its strategic core brands.

During 2003, the Venezuelan government fixed the buying and selling exchange rates for the Venezuelan Bolivar (VEB) to the U.S. Dollar and issued currency restrictions, which have limited the Company's ability to repatriate earnings and settle U.S. denominated obligations. Since February 2003, the Company has been translating its Venezuelan reported results and remeasuring monetary assets and liabilities using the official exchange rate of 1,598 VEB per U.S. Dollar. An increase of 100 VEB per U.S. Dollar to this exchange rate would result in decreases to the Company's stockholders' equity and net earnings of $500 thousand and $300 thousand, respectively.

Argentina continues to face unique challenges resulting from government-imposed currency restrictions. In fiscal year 2002, Argentina's government decreed that certain trade non-peso denominated currencies be converted to the Argentine peso currency. The Company's Argentine subsidiary has U.S. Dollar cash balances of approximately $7 million that may be subject to repatriation at retroactive conversion rates. The Company is currently holding discussions with the Argentine central bank to obtain relief from converting U.S. Dollar cash balances at retroactive conversion rates. The ultimate outcome of discussions with the Argentine central bank is not known at this time and, based on judgment, an allowance has been recorded for potential losses.

MARKET-SENSITIVE DERIVATIVES AND FINANCIAL INSTRUMENTS

The Company is exposed to the impact of interest rates, foreign currency fluctuations, commodity prices and changes in the market value of its investments. The Company has certain restrictions on the use of derivatives, including a prohibition of the use of any leveraged instrument. Derivative contracts are entered into for non-trading purposes with several major credit-worthy institutions, thereby minimizing the risk of credit loss. In the normal course of business, the Company manages its exposure to changes in interest rates, foreign currencies and commodity prices using a variety of derivative instruments.

The Company's objective in managing its exposure to changes in interest rates, foreign currencies and commodity prices is to limit the impact of fluctuations on earnings, cash flow and, in the case of interest rate changes, to manage interest rate exposure. To achieve its objectives, the Company primarily uses swaps, forward purchase, options and futures contracts to manage its exposures to interest rate changes, foreign currency fluctuations and commodity pricing risks.

As mentioned above, the Company has market risk exposure to foreign currency fluctuations. It uses derivative instruments, as well as operational strategies, such as the matching of foreign currency receipts with payments, to mitigate the effects of foreign exchange exposure. In recent years, the Company has not been able to identify cost-effective hedges for its net investments in foreign subsidiaries and joint ventures that would effectively mitigate fluctuations in value resulting from foreign currency devaluation. Such fluctuations in foreign currency may make the Company's products more expensive in its foreign markets and negatively impact sales or earnings.

Refer to Note 11 of the Notes to Consolidated Financial Statements for a further discussion regarding the Company's financial instruments.

SENSITIVITY ANALYSIS

For fiscal year 2003, the Company's exposure to market risk has been estimated using sensitivity analysis, which is defined as the change in the fair value of a derivative financial instrument assuming a hypothetical 10% adverse change in market rates or prices. The results of the sensitivity analysis for interest rate swaps, foreign currency

derivative contracts and commodity derivative contracts are summarized below. Actual changes in interest rates or market prices may differ from the hypothetical changes.

Sensitivity Analysis — Interest Rate Swaps

The Company has market risk exposure to changing interest rates. Interest rate risk is managed through the use of a combination of fixed and floating rate debt. Interest rate swaps may be used to adjust interest rate risk exposures when appropriate, based on market conditions. These instruments have the effect of converting fixed rate instruments to floating, or floating to fixed.

The Company had three interest rate swap agreements outstanding as of June 30, 2003 which matured or were terminated during July 2003. As a consequence, the Company has no significant interest rate risk related to its interest rate swap agreements as of June 30, 2003.

Sensitivity Analysis — Foreign Currency Derivative Contracts

The Company seeks to minimize the impact of certain foreign currency fluctuations by hedging transactional exposures with foreign currency forward and option contracts. The Company's foreign currency transactional exposures exist primarily with the Canadian Dollar and certain other currencies. Based on a hypothetical adverse change of 10% of the U.S. Dollar against the currencies that the Company is hedging as of June 30, 2003, the estimated impact of the Company's foreign currency losses is $5 million.

Sensitivity Analysis — Commodity Derivative Contracts

Commodity futures and swap contracts are used to manage cost exposures on certain raw material purchases with the objective of ensuring relatively stable costs for these commodities. The commodity price sensitivity analysis includes commodity futures and option contracts affected by commodity price risk. Based on the results of a hypothetical increase of 10% in commodity prices, the Company's estimated market exposure for commodity derivative contracts would increase accumulated other comprehensive income by $11 million.

ENVIRONMENTAL MATTERS

The Company is committed to an ongoing program of comprehensive, long-term environmental assessment of its facilities. This program is monitored by the Company's Department of Health, Safety and Environment with guidance from legal counsel. During each facility assessment, compliance with applicable environmental laws and regulations is evaluated and the facility is reviewed in an effort to identify possible future environmental liabilities. The Company believes that there are no unrecorded potential future environmental liabilities that will have a material adverse effect on its financial position or future operating results, although no assurance can be given with respect to the ultimate outcome of any such matters. Amounts recorded for such liabilities are on an undiscounted basis without reduction for expected insurance proceeds, as there is no certainty to the timing of payments.

NEW ACCOUNTING STANDARDS

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," and No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" in June 2001 and May 2003, respectively. These statements did not have a material impact on the Company's consolidated financial statements. In addition, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," and SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure," in November 2002 and December 2002, respectively. The impact of FIN No. 45 and SFAS No. 148 on the Company's financial statements was limited to additional disclosure. Refer to Note 1 in the Notes to Consolidated Financial Statements for more information.

SFAS No. 144

In August, 2001 the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaced SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company adopted SFAS No. 144 on July 1, 2002. This statement requires that

long-lived assets to be disposed of by sale, including those of discontinued operations, be measured at the lower of carrying value or fair value less costs to sell, whether reported in continuing operations or in discontinued operations. Discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet been incurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. In accordance with the provisions of SFAS No. 144, the Company has reflected its business in Brazil as a discontinued operation as discussed in Note 3 in the Notes to Consolidated Financial Statements.

SFAS No. 146

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force ("EITF") Issue No. 94-3, and is effective for restructuring activities initiated after December 31, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date of the Company's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

FIN No. 46

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 sets forth criteria to be used in determining whether an investment in a variable interest entity ("VIE") should be consolidated and is based on the general premise that companies that control another entity through interests other than voting interests should consolidate the controlled entity. FIN No. 46 requires the immediate consolidation of specified VIEs created after January 31, 2003. For specified VIEs created before February 1, 2003, FIN No. 46 would require consolidation in interim or annual financial statements issued for periods beginning after June 15, 2003.

The Company has evaluated whether the consolidation guidance in FIN No. 46 is applicable to its investments in low income housing partnerships and the investment fund, both of which are described in Note 7. Based on this evaluation, the Company has concluded that only the investment fund will need to be consolidated as of July 1, 2003. At June 30, 2003, the estimated fair value of the investment fund's total assets and liabilities were $109 million and $95 million respectively. The Company continues to evaluate whether any of its other interests will need to be consolidated.

SEC Final Rule

In January, 2003 the Securities and Exchange Commission ("SEC") issued a final rule to amend Item 303 of Regulation S-K to require additional disclosure of off-balance sheet arrangements in a separately-captioned subsection of Management's Discussion and Analysis. These additional disclosure requirements, which are required for financial statements of fiscal years ending on or after June 15, 2003, are presented herein in the subsection entitled "Off-Balance Sheet Arrangements."

SFAS No. 149

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except for certain Statement No. 133 implementation issues that are not relevant to the Company's derivative programs. In addition, SFAS 149 is effective for hedging relationships designated after June 30, 2003. The Company is evaluating what impact, if any, SFAS No. 149 may have on its consolidated financial statements issued for periods beginning after June 30, 2003.

FASB Decision on Accounting for Stock-Based Compensation

In April 2003, the FASB decided to require all companies to include the value of employee stock options in reported net earnings and announced that it plans to issue an exposure draft of a new accounting standard addressing this future requirement later in calendar 2003. The new accounting standard could become effective as early as calendar

year 2004 and will require companies to measure the cost of employee stock options according to their fair value based on methods that may differ from the methods described in SFAS No. 123. Prior to the issuance of this exposure draft, the FASB has indicated it will be addressing several significant technical issues related to option valuation, including the extent to which the new accounting standard will permit adjustments to recognized expense for actual option forfeitures and actual performance outcomes. These determinations, among others, will affect the amount of compensation cost that will be required to be recognized in reported net earnings in future periods. The Company currently accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, whereby the options are granted at market price and no compensation cost is recognized. For more information about the Company's current stock option accounting policies and disclosures, please refer to Notes 1 and 14 of the Notes to Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES

The methods, estimates and judgments the Company uses in applying its most critical accounting policies have a significant impact on the results the Company reports in its consolidated financial statements. Specific areas requiring the application of management's estimates and judgment include assumptions pertaining to credit worthiness of customers, future product volume and pricing estimates, accruals for coupon and promotion programs, foreign currency exchange rates, interest rates, discount rates, useful lives of assets, future cost trends, investment returns, tax strategies and other external market and economic conditions. Accordingly, a different financial presentation could result depending on the judgments, estimates or assumptions that are used. The U.S. Securities and Exchange Commission has defined the most critical accounting policies as being the ones that are most important to the portrayal of the Company's financial condition and results, and require the Company to make its most difficult and subjective judgments, often estimating the outcome of future events that are inherently uncertain. The Company's most critical accounting policies are: revenue recognition; valuation of inventory; impairment of goodwill, trademarks and other intangible assets and property, plant and equipment; recovery of capitalized software costs; accruals for incentive compensation; valuation of pension benefits; and income taxes. The Company's critical accounting policies have been reviewed with the Audit Committee of the Board of Directors. A summary of the Company's significant accounting policies is contained in Note 1 of the Notes to Consolidated Financial Statements.

Revenue Recognition

Customer sales are recognized as revenue when the risk of loss and title pass to the customer, generally at the time of shipment. Customer sales are recorded net of allowances for damaged goods returns, trade promotions, coupons and other discounts, which are recognized as a deduction from sales at the time of sale. In certain instances, the Company has entered into agreements with customers that provide for the transfer of title of goods shipped when such goods are received by the customer. For these customers, the Company recognizes revenue when the related goods are received by the customer.

The Company routinely commits to one-time or on-going trade promotion and coupon programs with customers that require the Company to estimate and accrue the ultimate costs of such programs. Such programs include introductory marketing funds (slotting fees), cooperative marketing programs, shelf price reductions on the Company's products, advantageous end of aisle or in-store displays, graphics, and other trade promotion activities conducted by the customer. The Company accrues a liability at the end of each period for the estimated expenses incurred, but unpaid for the programs. Trade promotion and coupon expense are recorded as a deduction from sales.

Estimating the costs associated with on-going and routine trade promotion and coupon programs for core brands is based on the Company's experience and available historical information. However, for new products estimating the costs of such programs can be difficult and subject to judgment, because the Company must rely on its assumptions as to the success of the new product and make estimates when it does not have experience with the new products nor readily available historical information.

The Company's current trade promotion system allocates amounts for each customer for promotional activities. These funds are available to pay for promotional activities once earned by the customer. All promotional payments throughout the year to customers are subtracted from amounts available. The Company currently tracks trade spending for its significant accounts and accrues for the estimated incurred but unpaid portion of trade promotion events. In determining liability accruals for trade promotional spending, the Company must rely on judgment and

estimates which include, but are not limited to, the Company's understanding of trade promotional spending patterns, knowledge of the status of trade promotional activities, and interpretation of historical spending trends by customer and category. If the Company's estimates were to differ by 10%, the impact on trade spending accruals would be approximately $11 million.

Valuation of Inventory

When necessary, the Company provides allowances to adjust the carrying value of its inventory to the lower of cost or market (net realizable value), including any costs to sell or dispose. The Company identifies any slow moving, obsolete or excess inventory to determine whether a valuation allowance is indicated. The determination of whether inventory items are slow moving, obsolete or in excess of needs requires estimates and assumptions about the future demand for the Company's products, technological changes, and new product introductions. The estimates as to future demand used in the valuation of inventory are dependent on the ongoing success of its products. In addition, the Company's allowance for obsolescence may be impacted by the rationalization of the number of stock keeping units. To minimize this risk, the Company evaluates its inventory levels and expected usage on a periodic basis and records adjustments as required. Expenses for inventory obsolescence were $8 million in fiscal year 2003, $15 million in fiscal year 2002 and $53 million in fiscal year 2001.

Impairment of Goodwill, Trademarks and Other Intangible Assets and Property, Plant and Equipment

Carrying values of goodwill, trademarks and other intangible assets are reviewed periodically for possible impairment in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." The Company's impairment review is based on a discounted cash flow approach that requires significant management judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, foreign exchange rates, devaluation, inflation and the selection of an appropriate discount rate. Impairment occurs when the carrying value of the reporting unit exceeds the discounted present value of the cash flows for that reporting unit. An impairment charge is recorded for the difference between the carrying value and the net present value of estimated future cash flows, which represents the estimated fair value of the asset. The Company uses its judgment in assessing whether assets may have become impaired between annual valuations. Indicators such as unexpected adverse economic factors, unanticipated technological change or competitive activities, loss of key personnel, acts by governments and courts, may signal that an asset has become impaired.

Property, plant and equipment are reviewed periodically for possible impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company's impairment review is based on an undiscounted cash flow analysis at the lowest level for which identifiable cash flows exist. The analysis requires management judgment with respect to changes in technology, the continued success of product lines, and future volume, revenue and expense growth rates. The Company conducts annual reviews for idle and underutilized equipment, and reviews business plans for possible impairment implications. Impairment occurs when the carrying value of the asset exceeds its future undiscounted cash flows and the impairment is viewed as other than temporary. When an impairment is indicated, the estimated future cash flows are then discounted to determine the estimated fair value of the asset and an impairment charge is recorded for the difference between the asset carrying value and the net present value of estimated future cash flows.

The estimates and assumptions used are consistent with the business plans and estimates that the Company uses to manage its business operations and to make acquisition and divestiture decisions. The use of different assumptions would increase or decrease the estimated value of future cash flows and would have increased or decreased any impairment charge taken. Future outcomes may also differ. If the Company's products fail to achieve estimated volume and pricing targets, market conditions unfavorably change or other significant estimates are not realized, then the Company's revenue and cost forecasts may not be achieved, and the Company may be required to recognize additional impairment charges.

In fiscal year 2003, the Company recorded a $30 million impairment charge for its Argentina business, of which $8 million was recorded to goodwill, $9 million to deferred charges and $13 million as a reduction in deferred translation. In addition, the Company announced its intent to sell its business in Brazil due to deteriorating economic and market conditions and recorded a pre-tax impairment charge of $19 million in the first quarter of fiscal year 2003 to write the assets down to fair value. In the fourth quarter of fiscal year 2003, the Company recorded an

additional $4 million charge to recognize additional costs related to the closure of parts of its Brazilian operations. If the Company's key growth rate assumptions used in calculating the $30 million Argentine impairment charge in fiscal year 2003 were higher by 10% or lower by 10%, then the recorded impairment charge would have been $6 million lower or $5 million higher, respectively.

Recoverability of Capitalized Software Costs

The Company capitalizes qualifying costs incurred in the acquisition and development of software for internal use, including the costs of the software, materials, consultants, interest, and payroll and payroll-related costs for employees involved in development. The Company follows the accounting guidance as specified in Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In applying the guidelines outlined in SOP 98-1, the Company must use its judgment in determining whether the costs incurred should be capitalized or expensed. The determination of whether the costs incurred are capitalized may have a significant impact on the Company's financial statements. Determination of whether such costs should be expensed or capitalized is subject to the nature of the activities performed. The Company must make a determination of whether the direct costs of materials and services consumed in developing or obtaining internal-use computer software and an employee's time and travel expenses directly associated with developing software are recoverable and should be capitalized. This determination is based on the nature and the extent of the activity that the employee is performing. The Company believes the basis for its determination is reasonable and that it has adequately determined the costs to be capitalized versus expensed.

As discussed above under the heading "Capital Expenditures," a significant portion of the Company's new information system expenditures are capitalized as property, plant and equipment and are subject to the Company's expectation that the acquired and developed software will be completed and placed in service as anticipated. Capitalized software costs are amortized on a straight-line basis over three to seven years.

Accruals for Incentive Compensation

The Company has various incentive compensation programs, including performance unit programs and The Clorox Company Employee Retirement Investment Plan (ERIP). Certain payments or contributions under these programs are subject to the Company achieving certain fiscal year performance targets based on sales, operating margins, return on invested capital, market indices and other measures. Accordingly, the quarterly accrual of such costs for these programs is based on the Company's expectations as to whether the performance targets are achievable for the fiscal year.

The Company's performance unit programs provide for the issuance of shares of Company stock to certain officers if the Company's stock performance meets specified hurdle rates based on comparisons with the performance of companies in a selected peer group and/or the Standard & Poors' 500. The Company recorded a $6.6 million expense and liability for the year ended June 30, 2003 related to one of these programs as performance hurdles were achieved, which resulted in 50% vesting. The Company has not recorded a liability related to a second program because the achievement of performance hurdle rates is not probable at this time. Based on the June 30, 2003 market price for the Company's stock, the potential total expense for the second program is $6.1 million.

The ERIP has two components: a 401(k) component and a profit sharing component. Employee contributions made to the 401(k) component are matched with the Company's contributions. The Company's contributions to the profit sharing component are discretionary and are based on achieving financial targets including sales, operating margin, and return on invested capital ("ROIC"). ROIC is defined as net operating earnings after taxes divided by average invested capital. Drivers of ROIC include sales growth, operating margin and asset utilization. These targets are affected by the amount of product that the Company sells, its profitability, and the amount of investment needed to generate those earnings. The Company accrues quarterly for such costs as selling and administrative expense based upon estimated annual results. By fiscal year-end, actual contribution amounts are determined. At June 30, 2003, the Company believes that it has adequately accrued for contributions and anticipates making the contribution to the ERIP plan in the first quarter of fiscal year 2004.

Valuation of Pension Benefits

The valuation of net periodic pension costs is calculated using actuarial assumptions, including discount rates to reflect the time value of money, employee compensation rates, demographic assumptions to determine the probability and timing of benefit payments, and the long-term rate of return on plan assets. The selection of assumptions is based

on historical trends and known economic and market conditions at the time of valuation. Because assumptions and estimates are used, actual results could differ from expected results. At June 30, 2003, the Company is using discount rate assumptions of 6.25% and long-term rate of return on plan assets assumptions of 7% to 8.25% in its calculation of pension expense. The use of a different discount rate or long-term rate of return on plan assets can significantly impact pension expense. For example, a decrease of 1% in the discount rate or the long-term rate of return on plan assets, would impact pension expense by approximately $3 million and $4 million, respectively.

Income Taxes

The Company maintains valuation allowances where it is likely that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in the Company's income tax provision in the period of change. In determining whether a valuation allowance is warranted, the Company takes into account such factors as prior earnings history, expected future earnings, unsettled circumstances that, if unfavorably resolved, would adversely affect utilization of a deferred tax asset, carry-back and carry-forward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

During the fiscal years ended June 30, 2003 and 2002, the Company determined that valuation allowances were warranted with respect to potential tax benefits stemming from its Argentina and Colombian impairment charges. The valuation allowances established relate to the tax basis in un-amortizable goodwill and other intangible assets, the recovery of which is uncertain. Other significant valuation allowances maintained by the Company relate to its ability to use net operating losses in certain foreign countries. In addition to valuation allowances, the Company maintains an allowance for tax contingencies, the balance of which management believes to be adequate. The Internal Revenue Service is currently examining the Company's tax returns for the fiscal years 1997 through 2000. The examination is expected to be completed by the end of the second quarter of fiscal year 2004.

United States income taxes and foreign withholding taxes are not provided when foreign earnings are indefinitely reinvested in accordance with Accounting Principles Board ("APB") Opinion No. 23, "Accounting for Income Taxes, Special Areas." The Company determines whether its foreign subsidiaries will invest their undistributed earnings indefinitely and reassesses this determination on a periodic basis. Change to the Company's determination may be warranted based on the Company's experience as well as plans regarding future international operations and expected remittances. Refer to Note 17 in the Notes to Consolidated Financial Statements for a more detailed discussion.

CAUTIONARY STATEMENT

Except for historical information, matters discussed above and in the financial statements and footnotes, including statements about future plans, objectives, expectations, growth or profitability, are forward-looking statements based on management's estimates, assumptions and projections. These forward-looking statements are subject to risks and uncertainties, and actual results could differ materially from those discussed in this Appendix D to the Company's 2003 Proxy Statement. Important factors that could affect performance and cause results to differ materially from management's expectations are described in "Forward-Looking Statements and Risk Factors" in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2003, which is expected to be filed with the SEC on or about September 18, 2003, and in subsequent SEC filings. Those factors include, but are not limited to, marketplace conditions and events, the Company's actual cost performance, implementation of the Company's enterprise resource planning system, risks inherent in litigation and international operations, the success of new products, the integration of acquisitions and mergers, divestiture of non-strategic businesses and environmental, regulatory and intellectual property matters. These forward-looking statements speak only as of the date this document is filed with the SEC and the Company assumes no duty to update such statements to reflect information obtained or changes occurring after the date it is filed.

CONSOLIDATED STATEMENTS OF EARNINGS
The Clorox Company

Years ended June 30	2003	2002	2001
In millions, except share and per-share amounts			
Net sales	$ 4,144	$ 4,022	$ 3,859
Cost of products sold	2,225	2,279	2,289
Gross profit	1,919	1,743	1,570
Selling and administrative expenses	532	526	483
Advertising costs	456	391	348
Research and development costs	76	66	67
Restructuring and asset impairment costs	33	184	59
Interest expense	28	38	88
Other (income) expense, net	(8)	(23)	46
Earnings from continuing operations before income taxes	802	561	479
Income taxes	288	204	153
Earnings from continuing operations	514	357	326
Losses from discontinued operations, net of tax benefits of $5, $28 and $2 for the years ended June 30, 2003, 2002 and 2001, respectively	(21)	(35)	(1)
Earnings before cumulative effect of change in accounting principle	493	322	325
Cumulative effect of change in accounting principle (net of tax benefit of $1)	—	—	(2)
Net earnings	$ 493	$ 322	$ 323
Earnings (losses) per common share			
Basic			
Continuing operations	$ 2.36	$ 1.54	$ 1.39
Discontinued operations	(0.10)	(0.15)	(0.01)
Cumulative effect of change in accounting principle	—	—	(0.01)
Basic net earnings per common share	$ 2.26	$ 1.39	$ 1.37
Diluted			
Continuing operations	$ 2.33	$ 1.52	$ 1.37
Discontinued operations	(0.10)	(0.15)	(0.01)
Cumulative effect of change in accounting principle	—	—	(0.01)
Diluted net earnings per common share	$ 2.23	$ 1.37	$ 1.35
Weighted average common shares outstanding (in thousands)			
Basic	218,174	231,849	236,149
Diluted	220,692	234,704	239,483

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
The Clorox Company

As of June 30	2003	2002
In millions, except share and per-share amounts		
Assets		
Current assets		
Cash and cash equivalents	$ 172	$ 177
Receivables, net	463	481
Inventories	264	252
Other current assets	46	83
Assets held for sale	6	51
Total current assets	951	1,044
Property, plant and equipment, net	1,072	992
Goodwill, net	730	728
Trademarks and other intangible assets, net	651	573
Other assets, net	248	187
Total assets	$ 3,652	$ 3,524
Liabilities and Stockholders' Equity		
Current liabilities		
Notes and loans payable	$ 361	$ 330
Current maturities of long-term debt	213	2
Accounts payable	312	330
Accrued liabilities	537	510
Income taxes payable	28	54
Total current liabilities	1,451	1,226
Long-term debt	495	678
Other liabilities	376	231
Deferred income taxes	115	23
Stockholders' equity		
Common stock, $1.00 par value, 750,000,000 shares authorized, 249,826,934 shares issued and 213,676,668 and 223,009,909 shares outstanding at June 30, 2003 and 2002, respectively	250	250
Additional paid-in capital	255	222
Retained earnings	2,565	2,270
Treasury shares, at cost, 36,150,266 and 26,817,025 shares at June 30, 2003 and 2002, respectively	(1,507)	(1,070)
Accumulated other comprehensive net losses	(339)	(296)
Unearned compensation	(9)	(10)
Stockholders' equity	1,215	1,366
Total liabilities and stockholders' equity	$ 3,652	$ 3,524

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
The Clorox Company

In millions, except share and per-share amounts	Common Stock Shares (000)	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Treasury Shares Shares (000)	Treasury Shares Amount	Accumulated Other Comprehensive Net Losses	Unearned Compensation	Total	Total Comprehensive Income
Balance, June 30, 2000	249,827	$250	$175	$2,020	(14,466)	$ (451)	$(158)	$(17)	$1,819	
Comprehensive income										
Net earnings				323					323	$ 323
Translation adjustments							(46)		(46)	(46)
Minimum pension liability adjustments							(3)		(3)	(3)
Cumulative effect and change in valuation of derivatives, net of tax							5		5	5
Total comprehensive income										$ 279
Dividends ($0.84 per share)				(199)					(199)	
Employee stock plans			20	(2)	1,330	20		6	44	
Treasury stock premiums						(10)			(10)	
Balance June 30, 2001	249,827	250	195	2,142	(13,136)	(441)	(202)	(11)	1,933	
Comprehensive income										
Net earnings				322					322	$ 322
Translation adjustments							(215)		(215)	(215)
Tax effect on translation adjustments							107		107	107
Translation related to impairment charges							75		75	75
Change in valuation of derivatives, net of tax							4		4	4
Minimum pension liability adjustments							(65)		(65)	(65)
Total comprehensive income										$ 228
Dividends ($0.84 per share)				(196)					(196)	
Employee stock plans			27	(3)	1,839	32		1	57	
Treasury stock purchased and related premiums					(10,000)	(417)			(412)	
Settlement of share repurchase contracts				5	(5,520)	(244)			(244)	
Balance, June 30, 2002	249,827	250	222	2,270	(26,817)	(1,070)	(296)	(10)	1,366	
Comprehensive income										
Net earnings				493					493	$ 493
Translation adjustments							48		48	48
Tax effect on translation adjustments							(94)		(94)	(94)
Translation related to impairment charges							13		13	13
Change in valuation of derivatives, net of tax							(5)		(5)	(5)
Minimum pension liability adjustments, net of tax							(5)		(5)	(5)
Total comprehensive income										$ 450
Dividends ($0.88 per share)				(193)					(193)	
Employee stock plans			33	(5)	2,333	49		1	78	
Treasury stock purchased					(11,666)	(486)			(486)	
Balance, June 30, 2003	249,827	$250	$255	$2,565	(36,150)	$(1,507)	$(339)	$ (9)	$1,215	

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
The Clorox Company

Years ended June 30	2003	2002	2001
In millions			
Operations:			
Earnings from continuing operations	$ 514	$ 357	$ 326
Adjustments to reconcile earnings from continuing operations to net cash provided by continuing operations:			
Depreciation and amortization	191	189	224
Deferred income taxes	100	(27)	(41)
Restructuring and asset impairment	30	158	59
Net gain on sale of businesses and disposition of assets	(4)	(16)	(1)
Increase (decrease) in defined benefit liability	22	(10)	8
Other	16	22	10
Cash effects of changes in (excluding effects of businesses sold or acquired):			
Receivables, net	17	—	123
Inventories	(11)	3	89
Other current assets	(1)	(3)	8
Accounts payable and accrued liabilities	(84)	106	(81)
Income taxes payable	71	99	21
Pension contribution	(54)	—	—
Net cash provided by continuing operations	807	878	745
Net cash (used for) provided by discontinued operations	(4)	(2)	2
Net cash provided by operations	803	876	747
Investing Activities:			
Capital expenditures	(205)	(176)	(190)
Businesses acquired, net of cash acquired	—	—	(126)
Proceeds from the sale of businesses	15	60	—
Low income housing contributions	(15)	(14)	(16)
Other	2	20	—
Net cash used for investing by continuing operations	(203)	(110)	(332)
Net cash provided by (used for) investing by discontinued operations	10	1	(4)
Net cash used for investing activities	(193)	(109)	(336)
Financing Activities:			
Notes and loans payable, net	30	205	(653)
Collection of forward contract	—	—	150
Long-term debt borrowings	8	3	310
Long-term debt repayments	(27)	(212)	(19)
Cash dividends paid	(193)	(196)	(199)
Treasury stock purchased and related premiums	(486)	(412)	(10)
Settlement of share repurchase contracts	—	(257)	—
Issuance of common stock for employee stock plans, and other	41	35	12
Net cash used for financing by continuing operations	(627)	(834)	(409)
Net cash provided by financing by discontinued operations	10	1	2
Net cash used for financing activities	(617)	(833)	(407)
Effect of exchange rate changes on cash and cash equivalents	2	(8)	(7)
Net decrease in cash and cash equivalents	(5)	(74)	(3)
Cash and cash equivalents:			
Beginning of year	177	251	254
End of year	$ 172	$ 177	$ 251
Supplemental cash flow information:			
Cash paid for:			
Interest, net of amounts capitalized	$ 30	$ 47	$ 83
Income taxes, net of refunds	115	119	156
Non-cash investing activity:			
Venture Agreement			
Equipment and technologies obtained	$ 125	$ —	$ —
Terminal obligation recorded	125	—	—

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Clorox Company

Years Ended June 30, 2003, 2002 and 2001

(Millions of Dollars, Except Share and Per-Share Amounts)

1. Significant Accounting Policies

NATURE OF OPERATIONS AND PRINCIPLES OF CONSOLIDATION

The Company is principally engaged in the production and marketing of non-durable consumer products through grocery stores, mass merchandisers and other retail outlets. The consolidated financial statements include the statements of the Company and its majority-owned and controlled subsidiaries. Minority investments in foreign entities are accounted for under the equity method, the most significant of which is an equity investment in Henkel Iberica, S.A. of Spain. All significant intercompany transactions and accounts are eliminated in consolidation.

USE OF ESTIMATES

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management's estimates and judgment include assumptions pertaining to credit worthiness of customers, future product volume and pricing estimates, accruals for coupon and promotion programs, foreign currency exchange rates, interest rates, discount rates, useful lives of assets, future cost trends, investment returns, tax strategies and other external market and economic conditions. Actual results could differ from estimates and assumptions made.

RECLASSIFICATIONS

Certain reclassifications have been made to all periods presented in the consolidated financial statements to conform to the current year presentation, including the reclassification of the Company's Brazilian business as a discontinued operation (see Note 3) and the reclassification of capitalized software development costs from other assets to property, plant and equipment (approximately $89 at June 30, 2002). Assets for the Brazil business and other pending asset dispositions of $6 and $51 as of June 30, 2003 and June 30, 2002, respectively, have been reclassified to assets held for sale. The Company also reclassified $119 of deferred taxes related to foreign currency translation adjustments from other assets to deferred income taxes in the June 30, 2002 balance sheet, and $20 of investments held in two trust accounts from other liabilities to other assets as of June 30, 2003 as described in Notes 17 and 18.

NEW ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." The Company adopted the provisions of this Statement beginning in fiscal year 2002. SFAS No. 142 sets forth new financial accounting and reporting standards for the acquisition of intangible assets, other than those acquired in a business combination, and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill be reported separately from other identifiable intangible assets and no longer amortized but tested for impairment on an annual basis. The Company's policy is to separately identify, value, and determine the useful lives for all intangible assets acquired. Those assets with a definite life are amortized over such periods, and those with indefinite lives are not amortized, but tested for impairment. The annual impairment tests are performed in the third fiscal quarter of each year unless events suggest an impairment may have occurred in the interim.

The Company tests for impairment by comparing the carrying value with the fair value of each reporting unit. An impairment loss is recorded for the excess of the carrying value over the fair value of the goodwill, trademarks and other intangible assets. In connection with the transition provisions for adopting SFAS No. 142, the Company performed a transitional impairment test and found no impairment, and reviewed the classification of its intangible assets. Amounts determined to be other than goodwill were reallocated as of July 1, 2001. Approximately $301 was assigned to trademarks not subject to amortization and $23 to other intangible assets subject to amortization. In accordance with SFAS No. 142, the Company also discontinued the amortization of goodwill and indefinite-lived

1. Significant Accounting Policies (Continued)

trademarks effective July 1, 2001. The financial statement impact was to reduce amortization expense by $47 and increase net earnings by $34 (net of tax benefits of $13), or $0.14 per basic and diluted share for the year ended June 30, 2002 compared to June 30, 2001.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting requirements for retirement obligations associated with tangible long-lived assets. Effective July 1, 2002, the Company adopted SFAS No. 143 which did not have a material effect on the Company's consolidated financial statements.

In August 2001 the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaced SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company adopted SFAS No. 144 on July 1, 2002. This statement requires that long-lived assets to be disposed of by sale, including those of discontinued operations, be measured at the lower of carrying value or fair value less costs to sell, whether reported in continuing operations or in discontinued operations. Discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet been incurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. In accordance with the provisions of SFAS No. 144, the Company has reflected its business in Brazil, a portion of which was sold on April 15, 2003, as a discontinued operation as discussed in Note 3.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force ("EITF") Issue No. 94-3, and is effective for restructuring activities initiated after December 31, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date of the Company's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 clarifies the requirements relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN No. 45 requires a guarantor to recognize, at inception of a qualified guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions were applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and did not have a material impact on the Company's consolidated financial statements. The disclosure requirements of FIN No. 45 became effective for the quarter ended December 31, 2002 and are included in Note 20 — Guarantees, Commitments and Contingent Liabilities.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation ("transition provisions"). SFAS No. 148 also amends the disclosure requirements of Accounting Principles Board Opinion No. 28, "Interim Financial Reporting," to require proforma disclosure in interim financial statements by companies that elect to account for stock-based compensation using the intrinsic value method defined in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 148 also amends SFAS No. 123 to require an annual disclosure in the Summary of Significant Accounting Policies footnote regarding the effects on reported net income of an entity's accounting policy with respect to stock-based compensation.

1. Significant Accounting Policies (Continued)

The Company continues to use the intrinsic value method of accounting for stock-based compensation. As a result, the transition provisions of SFAS No. 148 did not have any impact on the Company's consolidated financial statements. The Company adopted the interim disclosure requirements of SFAS No. 148 for the quarter ended December 31, 2002. The annual disclosure requirements of SFAS No. 148 relating to the Summary of Significant Accounting Policies are included below under the heading "Stock-Based Compensation."

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 sets forth criteria to be used in determining whether an investment in a variable interest entity (VIE) should be consolidated and is based on the general premise that companies that control another entity through interests other than voting interests should consolidate the controlled entity. FIN No. 46 requires the immediate consolidation of specified VIEs created after January 31, 2003. For specified VIEs created before February 1, 2003, FIN No. 46 will require consolidation in interim or annual financial statements issued for periods beginning after June 15, 2003.

The Company has evaluated whether the consolidation guidance in FIN No. 46 is applicable to its investments in low income housing partnerships and the investment fund, both of which are described in Note 7. Based on this evaluation, the Company has concluded that only the investment fund will need to be consolidated as of July 1, 2003. At June 30, 2003, the estimated fair value of the investment fund's total assets and liabilities were $109 and $95 respectively. The Company continues to evaluate whether any of its other interests will need to be consolidated.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except for certain Statement No. 133 implementation issues that are not relevant to the Company's derivative programs. In addition, SFAS No. 149 is effective for hedging relationships designated after June 30, 2003. The Company is evaluating what impact, if any, SFAS No. 149 may have on its consolidated financial statements issued for periods ending after June 30, 2003.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement requires that an issuer classify mandatorily redeemable financial instruments, and other specified financial instruments, as liabilities if those financial instruments embody obligations of the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the Company's first quarter of fiscal year 2004. The Company does not currently have any financial instruments subject to the scope of SFAS No. 150.

Cash and Cash Equivalents

Cash equivalents consist of money market and other high quality instruments with an initial maturity of three months or less. Such investments are stated at cost, which approximates market value.

Inventories

Inventories are stated at the lower of cost or market. The cost for approximately 44% and 42% of inventories at June 30, 2003 and 2002, respectively, is determined on the last-in, first-out (LIFO) method. The cost method for all other inventories, including inventories of all international businesses, are determined on the first-in, first-out (FIFO) method. When necessary, the Company provides allowances to adjust the carrying value of its inventory to the lower of cost or market, including any costs to sell or dispose. Appropriate consideration is given to obsolescence, excessive inventory levels, product deterioration and other factors in evaluating net realizable value.

1. Significant Accounting Policies (Continued)

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Depreciation and amortization expense are calculated by the straight-line method using the estimated useful lives of the related assets. The following table provides estimated useful lives of property, plant and equipment by category:

Classification	Expected Useful Lives
Land improvements	10 to 30 years
Buildings	10 to 40 years
Machinery and equipment	3 to 15 years
Computer equipment	3 years
Capitalized software costs	3 to 7 years
Furniture and fixtures	5 to 10 years
Transportation equipment	5 to 10 years

Property, Plant and Equipment to be held and used is reviewed periodically for possible impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company's impairment review is based on an estimate of the undiscounted cash flow analysis of assets at the lowest level for which identifiable cash flows exist. Impairment occurs when the carrying value of the asset exceeds the estimated future undiscounted cash flows generated by the asset and the impairment is viewed as other than temporary. When an impairment is indicated, the estimated future cash flows are then discounted to determine the estimated fair value of the asset and an impairment charge is recorded for the difference between the carrying value of the asset and the net present value of the estimated future cash flows.

CAPITALIZED SOFTWARE COSTS

The Company follows the accounting guidance as specified in Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The Company capitalizes significant costs incurred in the acquisition and development of software for internal use, including the costs of the software, materials, consultants, interest and payroll and payroll-related costs for employees incurred in developing internal-use computer software once final selection of the software is made. Costs incurred prior to the final selection of software and costs not qualifying for capitalization are charged to expense. Capitalized software amortization expense was $22, $24, and $18, in fiscal years 2003, 2002 and 2001, respectively.

EMPLOYEE BENEFITS

The Company has qualified and non-qualified defined benefit plans that cover substantially all of the Company's domestic employees and certain of its international employees and provides certain health care benefits for employees who meet age, participation and length of service requirements at retirement. The Company accounts for its defined benefit and retirement health care plans using actuarial models required by SFAS No. 87, "Employers Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," respectively. These models use an attribution approach that generally spreads "plan events" over the service lives of plan participants. Examples of plan events are plan amendments and changes in actuarial assumptions such as the expected return on plan assets, discount rate, and rate of compensation increase. The principle underlying the attribution approach is that employees render service over their service lives on a relatively "smooth" basis, and therefore the income statement effects of defined benefit and retirement heath care plans are recognized in the same pattern.

One of the principal assumptions used in the net periodic benefit cost calculation is the expected return on plan assets. The required use of an expected return on plan assets may result in recognized pension expense or income

1. Significant Accounting Policies (Continued)

that differs from the actual returns of those plan assets in any given year. Over time, however, the expected long-term returns are anticipated to approximate the actual returns, and therefore result in a pattern of income and expense recognition that more closely matches the pattern of the services provided by the participants. The differences between actual and expected returns are recognized in the net periodic benefit cost calculation over 5 years. In developing its expected return on plan assets, the Company considers the long-term actual returns relative to the mix of investments that comprise its plan assets and also develops estimates of future investment returns by considering external sources.

The Company follows the accounting guidance as specified in SFAS No. 112, "Employers Accounting for Postemployment Benefits," for the recognition of certain disability benefits. Pursuant to SFAS No. 112, the Company recognizes an obligation for certain benefits awarded to individuals after employment but before retirement. The Company also provides for medical, dental, vision, life and other benefits to its employees and accrues for estimated claims incurred but not reported based on actuarial estimates.

The Company also has various incentive compensation programs, including a performance unit program and The Clorox Company Employee Retirement Investment Plan (ERIP). Certain payments or contributions under these programs are subject to the Company achieving certain fiscal year performance targets. The Company reviews these performance targets on a periodic basis and accrues for incentive compensation costs when it becomes probable that the targets will be achieved.

ENVIRONMENTAL COSTS

The Company is involved in various environmental remediation and on-going compliance activities. As sites are identified and assessed, the Company determines its potential environmental liability. The Company follows the accounting guidance as specified in SOP 96-1, "Environmental Remediation Liabilities." Based on engineering studies and management judgment, the Company has estimated and accrued for future remediation and on-going monitoring costs on an undiscounted basis due to the uncertainty and timing of future payments. Environmental expenditures are included in other (income) expense, net.

RESTRUCTURING LIABILITIES

The Company follows the guidance of SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" for recognition of liabilities and expenses associated with exit and disposal costs when facilities are partially or completely closed. Employee termination and severance costs are recognized at the time the severance plan is approved, the amount of termination and severance costs can be estimated and the impacted group of employees is notified, provided the group will not be retained to render service beyond a minimum retention period. Other qualified exit and disposal costs are recognized and measured at fair value in the period in which the related liability is incurred.

REVENUE RECOGNITION

Customer sales are recognized as revenue when the risk of loss and title pass to the customer, generally at the time of shipment. Customer sales are recorded net of allowances for damaged goods returns, trade promotions, coupons and other discounts, which are recognized as a deduction from sales at the time of sale. Estimated shipping and handling costs are considered in establishing product prices billed to customers and reflected in net customer sales. In certain instances, the Company has entered into agreements with customers that provide for the transfer of title of goods shipped when such goods are received by the customer. For these customers, the Company recognizes revenue when the related goods are received by the customer.

The Company routinely commits to one-time or on-going trade promotion and coupon programs with customers that require the Company to estimate and accrue the ultimate costs of such programs. Such programs include

1. Significant Accounting Policies (Continued)

introductory marketing funds (slotting fees), cooperative marketing programs, shelf price reductions on the Company's products, advantageous end of aisle or in-store displays, graphics, and other trade promotion activities conducted by the customer. The Company accrues a liability at the end of each period for the estimated expenses incurred, but unpaid for the programs. Trade promotion and coupon expense are recorded as a deduction from sales.

The Company provides for an allowance for doubtful accounts based on its historical experience and a periodic review of its accounts receivable. Receivables are presented net of an allowance for doubtful accounts of $10 and $15 at June 30, 2003 and 2002, respectively. The Company's provisions for doubtful accounts and deductions for charge-offs of receivables were $4 and $2, respectively, in fiscal year 2003; $11 and $6, respectively, in fiscal year 2002; and $5 and $2, respectively, in fiscal year 2001.

COST OF PRODUCTS SOLD

Cost of products sold represents the costs directly related to the manufacture and distribution of the Company's products and primarily includes raw materials and packaging, contract packer fees, shipping and handling, warehousing, package design, direct labor and operating costs for the Company's manufacturing facilities, and manufacturing-related expenses including salary, bonuses and benefit costs.

Costs associated with developing and designing new packaging are expensed as incurred and include design, artwork, films, and labeling. Expenses for fiscal years ended June 30, 2003, 2002 and 2001 were $18, $13 and $21, respectively, of which $18, $10, and $10 were classified as cost of products sold, and the remainder was classified as selling and administrative expenses, respectively.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses represent costs incurred by the Company in generating revenues and managing the business of the Company. They include market research, commissions, and certain administrative expenses. Administrative expenses include salary, bonuses, benefits, professional fees and services, software and licensing fees, and other operating costs associated with the Company's non-manufacturing, non-research and development staff, facilities and equipment.

ADVERTISING

The Company expenses advertising costs in the period incurred.

INCOME TAXES

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the anticipated future tax consequences attributable to differences between financial statement amounts and their respective tax bases. Income tax expense is recognized currently for taxes payable on remittances of foreign earnings and on unremitted foreign earnings that are not indefinitely reinvested. Where unremitted foreign earnings are indefinitely reinvested, no provision for federal and state tax expense is made. Management reviews the Company's deferred tax assets for realizability. A valuation allowance is established when management believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in the Company's tax provision in the period of change.

FOREIGN CURRENCY TRANSLATION

Local currencies are the functional currencies for most of the Company's foreign operations. Assets and liabilities of foreign operations are translated using the exchange rates in effect at the balance sheet date. Income and expenses are translated at the average exchange rates during the year. Translation gains and losses not reflected in earnings

1. Significant Accounting Policies (Continued)

are reported as a component of accumulated other comprehensive net losses. Deferred taxes are not provided on cumulative translation adjustments where the Company expects earnings of a foreign subsidiary to be indefinitely reinvested. The income tax effect of currency translation adjustments related to foreign earnings from certain countries and joint ventures that are not considered indefinitely reinvested are recorded as a component of deferred taxes with an offset to accumulated other comprehensive net losses. Transaction gains and losses where the transactional currency is different than the functional currency are included as a component of other (income) expense, net.

NET EARNINGS PER COMMON SHARE

Basic net earnings per common share is computed by dividing net earnings by the weighted average number of common shares outstanding each period. Diluted net earnings per common share is computed by dividing net earnings by the diluted weighted average number of common shares outstanding during the period. Diluted net earnings per common share reflects the potential dilution from common shares issuable through the stock option, performance unit, restricted stock and share repurchase programs.

DERIVATIVE INSTRUMENTS

Effective July 1, 2000, the Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The effect of this new standard was a reduction of fiscal year 2001 net earnings of $2 (net of tax benefit of $1), which was recognized as a cumulative effect of a change in accounting principle and an increase in fiscal year 2001 accumulated other comprehensive income of $10 (net of tax benefit of $7). The ongoing effects are dependent on future market conditions and the Company's hedging activities.

The use of derivative instruments, principally swap, forward and option contracts, is limited to non-trading purposes and includes management of interest rate movements, foreign currency exposure and commodity price exposure. Most interest rate swaps and commodity purchase and foreign exchange contracts are designated as fair-value or cash-flow hedges of fixed and variable rate debt obligations, raw material purchase obligations, or foreign currency denominated debt instruments, based on certain hedge criteria. The criteria used to determine if hedge accounting treatment is appropriate are (a) the designation of the hedge to an underlying exposure, (b) whether overall risk is being reduced and (c) if there is correlation between the value of the derivative instrument and the underlying obligation. Changes in the fair value of such derivatives are recorded as either assets or liabilities in the balance sheet with an offset to current earnings or other comprehensive income, depending on whether the derivative is designated as a hedge transaction and the type of hedge transaction. For fair-value hedge transactions, changes in fair value of the derivative and changes in the fair value of the item being hedged are recorded in earnings. For cash-flow hedge transactions, changes in fair value of derivatives are reported as a component of other comprehensive income and are recognized in the period or periods during which the hedge transaction effects earnings. The Company also has contracts with no hedging designations. In fiscal year 2002, the Company elected to discontinue hedge accounting treatment for certain of its foreign exchange contracts that are considered immaterial. The financial statement impact of this change was insignificant. These contracts are accounted for by adjusting the carrying amount of the contracts to market and recognizing any gain or loss in other (income) expense, net.

The Company uses several different methodologies to estimate the fair value of its derivative contracts. The estimated fair values of the Company's interest rate swaps, certain commodity derivative contracts and foreign exchange contracts are based on quoted market prices, traded exchange market prices or broker price quotations

1. Significant Accounting Policies (Continued)

and represent the estimated amounts that the Company would pay or receive to terminate the contracts. The estimated fair values of the Company's resin commodity contracts were previously determined using valuation models with forward resin market price curves provided by market makers. Starting in fiscal year 2002, the Company began using forward resin market price curves provided by other external sources because of a lack of available market quotations. Factors used to determine the fair value of the resin forward curve are based on resin market information, which reflects many economic factors, including technology, labor, material and capital costs, capacity, and supply and demand.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25 whereby the options are granted at market price, and therefore no compensation costs are recognized. Compensation cost for stock options, if any, would be measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Restricted stock awards are recorded as compensation cost over the requisite vesting periods based on the market value on the date of grant. Unearned compensation cost on restricted stock awards is recorded as a reduction to stockholders' equity. SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148 established accounting and disclosure requirements using a fair-value based method of accounting for stock-based employee compensation plans. The Company has elected to retain its current method of accounting as described above and has adopted the disclosure requirements of SFAS Nos. 123 and 148. (See Note 14).

If compensation expense for the Company's various stock option plans had been determined based upon estimated fair values at the grant dates for awards under those plans in accordance with SFAS No. 123, the Company's proforma net earnings, and basic and diluted earnings per common share would have been as follows for the fiscal years ended June 30:

	2003	2002	2001
Net earnings:			
As reported	$ 493	$ 322	$ 323
Fair value-based expense, net of tax	(21)	(26)	(37)
Pro forma	$ 472	$ 296	$ 286
Net earnings per common share:			
Basic			
As reported	$2.26	$1.39	$1.37
Pro forma	2.16	1.28	1.21
Diluted			
As reported	$2.23	$1.37	$1.35
Pro forma	2.14	1.26	1.19

In April 2003, the FASB decided to require all companies to include the value of employee stock options in reported net earnings and announced that it plans to issue an exposure draft of a new accounting standard addressing this future requirement later this calendar year. The new accounting standard could become effective as early as calendar year 2004 and will require companies to measure the cost of employee stock options according to their fair value based on methods that may differ from the methods described in SFAS No. 123. Prior to the issuance of this exposure draft, the FASB has indicated it will be addressing several significant technical issues related to option valuation, including the extent to which the new accounting standard will permit adjustments to recognized expense for actual option forfeitures and actual performance outcomes. These determinations, among others, will affect the amount of compensation cost that will be required to be recognized in reported net earnings in future periods.

2. Restructuring and Asset Impairment Costs

Restructuring and asset impairment charges were $33, $184 and $59 in fiscal years 2003, 2002 and 2001, respectively.

	2003	2002	2001
Restructuring:			
Severance costs	$ —	$ 23	$ 1
Plant closure costs and other	—	9	3
Total restructuring	—	32	4
Asset impairment:			
Goodwill and other intangibles (including deferred translation and deferred charges)	33	139	8
Machinery and equipment	—	13	47
Total asset impairment	33	152	55
Total expense	$ 33	$184	$59
Accrued restructuring at beginning of year	$ 14	$ 11	$16
Payments	(8)	(29)	(9)
Restructuring expense	—	32	4
Accrued restructuring at end of year	$ 6	$ 14	$11

Restructuring and asset impairment costs of $33 for fiscal year 2003 were due primarily to a $30 goodwill impairment charge recorded in the second quarter related to the Company's Argentina business as described in Note 6.

During fiscal year 2002, the Company recorded $139 for the impairment of goodwill and trademarks associated with its businesses in Argentina and Colombia. Other charges include severance related to the elimination of positions in the Company's Latin America and U.S. divisions, the write-off of equipment and the closure of certain plants.

The $59 of merger, restructuring and asset impairment charges in fiscal year 2001 relates primarily to obsolete equipment that was written off due to changes in technology, elimination of redundancies and discontinued product lines. The Company also closed its cat litter manufacturing plant in Wrens, Georgia during fiscal year 2001.

3. Businesses Sold and Acquired

In the first quarter of fiscal year 2003, the Company announced its intent to sell its business in Brazil, a reporting unit included in the Household Products — Latin America/Other segment, and recorded a pre-tax impairment charge of $19 to write the related assets down to fair value. This decision was due to the deteriorating economic and market conditions and the Company's lack of scale in the region.

In the fourth quarter of fiscal year 2003, the Company recorded an additional $4 pre-tax charge to recognize additional costs related to the closure of its Brazilian operations and sold certain intangible trademarks and related product inventory. The Company continues to actively market the remaining net assets of the Brazil business.

The following table presents the net sales and losses from the remaining Brazil discontinued operations, which are classified separately in the consolidated statements of earnings.

3. Businesses Sold and Acquired (Continued)

	2003	2002	2001
Net sales	$27	$ 38	$44
Losses from discontinued operations before income taxes ..	$ 3	$ 6	$ 3
Asset impairment charges	23	57	—
Income tax benefits	(5)	(28)	(2)
Losses from discontinued operations	$21	$ 35	$ 1

Assets held for sale, including those related to the remaining discontinued Brazil operations, are as follows at June 30:

	2003	2002
Brazil	$5	$34
Other, including former manufacturing facilities held for sale	1	17
Assets held for sale	$6	$51

In fiscal year 2003, the Company also divested the *Jonny Cat* litter and *Black Flag* insecticides businesses. The combined sales price and net pre-tax gain on the sale of the these businesses was $14 and $2, respectively.

In fiscal year 2002, the Company sold the *Maxforce* professional insecticides business and the Himolene industrial trash can liner business. The combined sales price and net pre-tax gain on the sale of the *Maxforce* and Himolene businesses was $65 and $33, respectively.

In fiscal year 2001, the Company sold the *Hearthlogg* firelogs business for an aggregate sales price of $2. There was no gain or loss recorded on the sale. Acquisitions in fiscal year 2001 totaled $126. These acquisitions included the purchase for $122 (or $116, net of cash acquired) from Brita GmbH of the rights to the *Brita* trademark and other intellectual property in North and South America, an increase in the Company's ownership from 50% to 100% in Brita Limited and Brita South America Inc. and certain other net assets. The Company also increased its ownership to 100% in its two joint ventures in Costa Rica, previously 49% and 51% owned. The investments in Brita Limited, Brita South America Inc. and Costa Rica were previously accounted for under the equity method of accounting and are fully consolidated from the date of acquisition. Net assets acquired included net working capital assets of $11, property, plant and equipment of $9, goodwill of $11 and trademarks and other intangible assets of $110 to be amortized over estimated lives of ten years, less the additional investment to acquire the remaining interest for $15. Because the Company previously owned 50% to 51% in these equity investments, only the incremental equity and the underlying net book value of the net assets were adjusted to their fair value.

Operating results of acquired businesses are included in the consolidated net earnings from the date of acquisition. All acquisitions were funded from cash provided by operations or debt and the operating results of businesses acquired were not significant to the consolidated results. All gains (or losses) from the sale of businesses are recorded as a component of other income and expense.

4. Inventories

Inventories at June 30 are comprised of the following:

	2003	2002
Finished goods	$179	$175
Work in process	9	14
Raw materials and packaging	87	86
LIFO allowances	(8)	(11)
Allowances for obsolescence	(3)	(12)
Total	$264	$252

The LIFO method was used to value approximately 44% and 42% of inventories at June 30, 2003, and 2002, respectively. If the cost of LIFO inventories had been determined using the FIFO method, inventory amounts would have increased by approximately $8 and $11 at June 30, 2003 and 2002, respectively. The effect on earnings of the liquidation of any LIFO layers was not material for the fiscal years ended June 30, 2003, 2002 and 2001.

Inventories at June 30 are presented net of an allowance for inventory obsolescence as follows:

	2003	2002
Allowance for inventory obsolescence at beginning of year	$(12)	$(48)
Provision for inventory obsolescence	(8)	(15)
Deductions for inventory write-offs	17	51
Allowance for inventory obsolescence at end of year	$ (3)	$(12)

Provision for inventory obsolescence totaling $8, $15 and $53 was charged to cost of products sold during the fiscal years ended June 30, 2003, 2002 and 2001 respectively, and included charges of $39 in fiscal year 2001 that were related primarily to discontinued products, packaging, and unsuccessful product launches.

5. Property, Plant and Equipment

The components of property, plant and equipment at June 30 are as follows:

	2003	2002
Land and improvements	$ 95	$ 93
Buildings	461	452
Machinery and equipment	1,211	1,155
Computer hardware	101	98
Capitalized software costs	109	10
Construction in progress	129	121
	2,106	1,929
Less accumulated depreciation and amortization	(1,034)	(937)
Net	$ 1,072	$ 992

Depreciation expense was $149, $147 and $133 in fiscal years 2003, 2002 and 2001, respectively.

6. Goodwill, Trademarks and Other Intangible Assets

Changes in the carrying amount of goodwill for the years ended June 30, 2003 and 2002 by operating segment are summarized below. Goodwill is net of accumulated amortization of $357 and $365 at June 30, 2003 and June 30, 2002, respectively.

| | Household Products | | | Corporate | |
	North America	Latin America and Other	Specialty Products	Interest and Other	Total
Balance as of June 30, 2001	$121	$ 300	$375	$69	$ 865
Asset impairment	—	(29)	—	—	(29)
Translation adjustments and other	(2)	(101)	(5)	—	(108)
Balance as of June 30, 2002	119	170	370	69	728
Acquisitions and sales	1	—	(1)	—	—
Asset impairment	—	(8)	—	—	(8)
Reclassification (to) from trademarks	—	(11)	15	—	4
Translation adjustments and other	5	4	(3)	—	6
Balance as of June 30, 2003	$125	$ 155	$381	$69	$ 730

Changes in trademarks and other intangible assets for the years ended June 30, 2003 and 2002 are summarized below. Trademarks and other intangible assets subject to amortization are net of accumulated amortization of $137 and $123 at June 30, 2003 and 2002, respectively. Estimated amortization expense of trademarks and other intangible assets are $15 for fiscal year 2004 and $13 for each of the fiscal years 2005, 2006, 2007 and 2008. Trademarks and other intangible assets are amortized over lives ranging from 5 to 40 years.

| | Trademarks and other intangible assets subject to amortization | | | | Trademarks not subject to amortization | Total |
	Patents	Technology	Other	Sub-Total		
Net balance as of June 30, 2001	$13	$ 15	$ 65	$ 93	$575	$668
Asset impairment	—	—	(8)	(8)	(27)	(35)
Sales	—	—	—	—	(6)	(6)
Translation adjustments	—	—	(19)	(19)	(23)	(42)
Amortization	(5)	(2)	(5)	(12)	—	(12)
Net balance as of June 30, 2002	8	13	33	54	519	573
Venture agreement	—	96	—	96	—	96
Translation adjustments and other	—	1	(1)	—	—	—
Reclassification to goodwill	—	—	—	—	(4)	(4)
Amortization	(5)	(5)	(4)	(14)	—	(14)
Net balance as of June 30, 2003	$ 3	$105	$ 28	$136	$515	$651

During fiscal years 2002 and 2003, the Company undertook a review of its domestic and international operations for impairment. The Company's impairment review and methodology are based on internal valuations using a discounted cash flow approach that requires significant management judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, foreign exchange rates, devaluation, inflation and the selection of an appropriate discount rate.

Based on results of the review performed in fiscal year 2002, the Company concluded that the goodwill, trademarks and other intangible assets associated with its domestic operations were not impaired but that certain international assets were impaired. The Company recognized a pre-tax charge of $139 for the year ended June 30, 2002, to write-down goodwill and trademarks associated with its businesses in Argentina and Colombia. The Company recognized a pre-tax impairment loss of $39 in the year ended June 30, 2002 related to its Colombian business due to a weakening market and poor economic conditions in that country, of which $8 was recorded to goodwill, $22 to

6. Goodwill, Trademarks and Other Intangible Assets (Continued)

trademarks, and $9 as a reduction in deferred translation. The Company also recognized a pre-tax impairment loss of $100 for the year ended June 30, 2002 related to its Argentina business due to significant currency devaluations, a weakening market and poor economic conditions, of which $21 was recorded to goodwill, $13 to trademarks, and $66 as a reduction in deferred translation.

The Company completed impairment reviews of all goodwill and intangible assets in fiscal year 2003, including follow-up reviews of the Argentine and Colombia reporting units. Based on the results of these reviews, no impairment of goodwill or intangible assets was indicated for Colombia. The Argentine business was determined to be further impaired and the Company recorded a $30 impairment charge, of which $8 was recorded to goodwill, $9 to deferred charges and $13 as a reduction in deferred translation. Continued unsettling conditions in the local market and significant changes in competitor actions resulted in a change in the Company's marketing strategy for Argentina. Any further local market deterioration or failure to achieve the assumptions used in the valuation may lead to future impairment charges.

The Company's fiscal year 2003 valuation updates included a review of the Venezuela reporting unit. The results of the analysis indicated that no impairment charge was necessary. Conditions in Venezuela remain particularly unsettled, but are not believed at this time to have had a permanent impact on the value of the reporting unit to the extent that an impairment charge would be required. If the present unsettled conditions within Venezuela continue for an extended period of time, the valuation of that business could be adversely affected.

7. Other Assets

Other assets at June 30 are comprised of the following:

	2003	2002
Equity investments in:		
Henkel Iberica, S.A. of Spain	$ 67	$ 65
Other entities	39	39
Investment in low income housing partnerships	46	44
Derivative contracts	41	15
Investment fund	14	15
Non-qualified retirement plan assets	22	—
Other	19	9
Total	$248	$187

NON-QUALIFIED RETIREMENT PLAN ASSETS

Non-qualified retirement plan assets include a reclassification of $20 of investments held in two trust accounts from accrued liabilities to other assets (see Note 18). The majority of the assets, $16, are held in a Trust Owned Life Insurance Policy, whose investment assets are a separately managed portfolio administered by an insurance company. The assets held under this insurance policy are recorded at estimated fair value with changes in value recorded in net earnings.

LOW INCOME HOUSING

The Company owns, directly or indirectly, limited partnership interests of up to 99% in 55 low-income housing partnerships which are accounted for on the equity basis. The purpose of the partnerships is to develop and operate low-income housing rental properties. The general partners, who typically hold 1% of the partnership interests, are third parties unrelated to the Company and its affiliates, and are responsible for controlling and managing the business and financial operations of the partnerships. The Company's primary purpose in investing in the projects

7.   Other Assets (Continued)

is to obtain low-income housing tax credits, which are accounted for in accordance with Emerging Issues Task Force Issue 94-1, "Accounting for Tax Benefits Resulting from Investments in Affordable Housing Projects." Tax benefits, net of amortization of the investment in the low-income housing partnerships, were $14, $11, and $11 in fiscal years 2003, 2002 and 2001, respectively. The Company's estimated future capital commitments to the partnerships are approximately $19, $7, $3, $2, $2 and $2 in fiscal years 2004, 2005, 2006, 2007, 2008 and thereafter, respectively. Other than the expected tax credits, the Company does not anticipate any cash distributions from these partnerships nor does the Company expect any additional cash outflows to the partnerships other than the contractually committed capital contributions. As a limited partner, the Company is not responsible for any of the liabilities and obligations of the partnerships nor do the partnerships or their creditors have any recourse to the Company other than the contractually committed capital contributions. Recovery of the Company's investments in the partnerships is accomplished through the utilization of low-income housing tax credits. The risk of these tax credits being unavailable to the Company is considered very low.

INVESTMENT FUND

The Company is a 99% limited partner in an investment fund with a $14 and $15 interest at June 30, 2003 and 2002, respectively, which is accounted for on the equity basis. The Company invested in the fund as a hedging strategy to manage a portion of its emerging markets foreign exchange and economic investment risk. The general partner, an unrelated party, manages the investment fund. Certain assets in the investment fund carry a tax basis significantly in excess of book basis. The Company does not control the investment decisions of the fund, and therefore the amounts and timing of any realization of such tax basis differences are uncertain. The Company's risk of loss from the fund is limited to the amount of its investment and it has no ongoing capital commitments, loan requirements, guarantees or any other types of arrangements with the fund or its general partner that would require any future cash contributions or disbursements to the fund.

The fund's financial instruments include foreign currency denominated zero coupon notes, binary options, and forward purchase contracts, which are measured and recorded at their estimated fair values based on prices obtained from securities exchanges or over-the-counter markets, quotations from brokers, or estimates of fair value when market quotations are not readily available. When market quotations are not readily available, such estimates are based on counter-party quotes and pricing models utilizing quoted values. Because of the inherent uncertainty of valuing these investments, the estimate of fair value may differ from the values that would have been used had a ready market existed and the differences could be material.

The fund's liabilities primarily include non-recourse Euro and Danish Krone denominated borrowings secured by Euro and Danish Krone denominated call options. The borrowings are carried at fair value plus accrued interest payable and have varying maturity dates and can be terminated by the fund at any time. The interest rates for the borrowings are based on three-month Euro and Danish Krone interest rates plus or minus a specified spread, depending on the borrowing. The spread varies between (.375%) and 1.0%.

At June 30, 2003 and 2002, the investment fund consisted, at estimated fair value, of assets of $109 and liabilities of $95 and $94, respectively. Mark-to-market losses were $2, $4 and $2 for the fiscal years ended June 30, 2003, 2002 and 2001, respectively. As discussed in Note 1, the Company has completed its analysis of FIN No. 46 and concluded that the financial statements of the investment fund will need to be consolidated for interim and annual periods beginning after June 15, 2003. The Company will reflect the investment fund on a fully consolidated basis as of July 1, 2003.

8.   Venture Agreement

On January 31, 2003, the Company entered into an agreement with the Procter & Gamble Company (P&G) to form a venture related to the Company's Glad plastic bags, wraps and containers business. Pursuant to the agreement, P&G contributed certain production and research and development equipment, licenses to use a range of current

8. Venture Agreement (Continued)

and future trademarks and other proprietary technologies to the Company in exchange for an interest in the profits, losses and cash flows, as defined, of the Glad business. P&G will also provide research and development support to the Glad business for the first ten years of the venture, subject to renewal options, and will be reimbursed for the cost of providing the research and development. The Company retains control of the business. The agreement's initial term is twenty years, subject to renewal options. During the period ending December 31, 2003, all profits, losses and cash flow, as defined, of the Glad business will be allocated to the Company. During calendar year 2004, profits, losses and cash flow, as defined, of the Glad business will be allocated 95% to the Company and 5% to P&G. For all subsequent periods, the allocation will be 90% to the Company and 10% to P&G. For the first five years of the agreement, P&G has an option to purchase an additional 10% interest in the profits, losses and cash flow of the Glad business at prices set in the agreement.

The agreement can be terminated under certain circumstances including, at the option of P&G, upon a change in control of the Company, or, at either party's option, upon the sale by the Company of the Glad business. Upon termination of the agreement, the Company will purchase P&G's interest for cash in an amount equal to the fair value of such interest as determined pursuant to an agreed valuation procedure. Following termination of the agreement, the Glad business will retain the exclusive intellectual property license contributed by P&G for the licensed products the business markets.

At inception of the agreement, the production and research and development equipment, and technologies contributed by P&G were initially valued and recorded at $29 and $96, respectively. The production and research and development equipment is being depreciated on a straight-line basis over useful lives of two to ten years. The intangible assets contributed by P&G are being amortized on a straight-line basis over a twelve-year period. For the year ended June 30, 2003, the Company recorded $1 and $3 of depreciation expense related to the equipment and intangible assets, respectively. The Company also recorded approximately $125 as a net terminal obligation liability at inception of the agreement, which reflected the initial fair value of the contractual requirement to repurchase P&G's interest at the termination of the agreement. The terminal obligation is being adjusted to fair value on a periodic basis. This terminal obligation is included in other liabilities in the accompanying consolidated balance sheet. Beginning in calendar year 2004, P&G's proportionate share of the Glad business profits and losses, as defined, will be recorded as a component of cost of sales.

9. Accrued Liabilities

Accrued liabilities at June 30 consist of the following:

	2003	2002
Taxes and other	$308	$280
Trade and sales promotion	135	140
Compensation and employee benefit costs	94	90
Total	$537	$510

10. Debt

Notes and loans payable, which mature in less than one year include the following at June 30:

	2003	2002
Canadian dollar-denominated commercial paper	$ —	$163
U.S. dollar-commercial paper	358	158
Notes payable	3	9
Total	$361	$330

10. Debt (Continued)

At June 30, 2002 the Canadian dollar-denominated commercial paper was fully hedged by a forward currency contract. The terms of the forward currency contract matched the terms of the underlying commercial paper.

The weighted average interest rate for notes and loans payable was 2.3%, 2.8% and 6.1% for fiscal years 2003, 2002 and 2001, respectively. The carrying value of notes and loans payable at June 30, 2003 and 2002 approximates the fair value of such debt.

Long-term debt at June 30 includes the following:

	2003	2002
Senior unsecured notes and debentures:		
6.125%, $300 due February 2011	$ 338	$314
7.25%, $150 due March 2007	150	150
Preferred interest transferable securities, $200 due July 2003, with a preferred dividend rate of 4.6%	198	192
Industrial revenue bond, $13 due October 2003, interest at bond market association index	13	13
Foreign bank loans, due in full June 2007	9	11
Total	708	680
Less: current maturities	(213)	(2)
Long-term debt	$ 495	$678

The weighted average interest rate on long-term debt, including the effect of interest rate swaps, was 3.1%, 5.0% and 6.3% for fiscal years 2003, 2002 and 2001, respectively. The estimated fair value of long-term debt at June 30, 2003 and 2002 is $734 and $693, respectively.

At June 30, 2003 the Company had the following interest rate swaps:

Maturity Dates	Notional Principal Amount	Interest Rate Paid	Interest Rate Received	Variable Rate Index
February 2011	$100	2.11%	6.125%	3 month LIBOR
February 2011	100	1.86%	6.125%	6 month LIBOR
July 2003	200	1.75%	5.78%	3 month LIBOR

The swaps with February, 2011 maturity dates were terminated by the Company in July, 2003. In addition, the Company's $200 preferred interest transferable securities, along with the corresponding interest rate swap, matured in July, 2003. The Company has domestic credit agreements of $950 that expire on various dates through March 2007. At June 30, 2003 there were no borrowings under any of these agreements, which are available for general corporate purposes and to support commercial paper issuance. In addition, the Company had $16 of foreign working capital credit lines and overdraft facilities at June 30, 2003, of which $3 is available for borrowing.

Certain of the Company's unsecured notes, debentures and credit agreements contain restrictive covenants and limitations, including limitations on certain sale and leaseback transactions to the greater of $100, or 15% of the Company's consolidated net tangible assets, as defined, and require the maintenance of a consolidated leverage ratio, as defined. The Company is in compliance with all restrictive covenants and limitations at June 30, 2003.

Debt maturities as of June 30, 2003 are $213, $2, $2, $153, $0 and $338 in fiscal years 2004, 2005, 2006, 2007, 2008 and thereafter, respectively.

11. Fair Value of Financial Instruments

The Company's derivative financial instruments are recorded at fair value in the consolidated balance sheets as assets (liabilities) at June 30 as follows:

	2003	2002
Current assets:		
Foreign exchange contracts	$ 1	$ 2
Commodity purchase contracts	—	1
Other assets:		
Interest rate swaps	39	15
Commodity purchase contracts	2	—
Current liabilities:		
Interest rate swaps	2	—
Foreign exchange contracts	—	(3)
Long-term debt:		
Interest rate swaps	—	(6)
Foreign exchange contracts	—	(1)
Other long-term obligations — commodity option contracts	—	(9)

The Company utilizes derivative instruments, principally swap, forward and option contracts to enhance its ability to manage the risks associated with fluctuations in interest rates, foreign currencies, and commodity prices, which exist as part of the Company's ongoing business operations. These contracts hedge transactions and balances for periods consistent with the related exposures and do not constitute investments independent of these exposures.

The Company has policies with restrictions on the use of derivatives, including a prohibition of the use of any leveraged instrument. Derivative contracts are entered into with several major creditworthy institutions, thereby minimizing the risk of credit loss. Exposure to counterparty credit risk is considered low because these agreements have been entered into with major credit-worthy institutions with strong credit ratings, and they are expected to perform fully under the terms of the agreements.

Most of the Company's derivative instruments are designated as fair-value or cash-flow hedges of fixed and variable rate debt obligations, foreign currency-denominated debt instruments, or raw material purchase obligations. All hedges accorded hedge accounting treatment are considered highly effective. At June 30, 2003 and 2002, the Company also had certain foreign currency-related derivative contracts with no specific hedging designations. These contracts, which have been entered into to manage a portion of the Company's foreign exchange risk, are accounted for by adjusting the carrying amount of the contracts to market value and recognizing any gain or loss in other (income) expense.

The Company uses interest rate swap agreements to manage interest rate exposure and to achieve a desired proportion of variable and fixed rate debt. As of June 30, 2003, the Company also had preferred interest transferable securities, which is a Euro Dollar (EUR) denominated financing arrangement that expired in July 2003. The Company manages its interest rate and Euro Dollar risks from these securities through a series of swaps with notional amounts totaling $200. This interest rate swap effectively converts the Company's 5.8% fixed Euro Dollar obligation to a floating U.S. Dollar rate of 90-day LIBOR. In addition, the Company effectively pays a 4.5% fixed rate and receives a 4.6% Euro rate with its currency swap position. The estimated amount of existing pre-tax gains for these swap agreements in accumulated other comprehensive net losses at June 30, 2003 was reclassified into earnings in July 2003 was $2.

The Company uses foreign exchange contracts, including forward, swap and option contracts, to hedge existing foreign exchange exposures. Foreign currency contracts require the Company, at a future date, to either buy or sell foreign currency in exchange for U.S. Dollars and other currencies. Such currency contracts existed at June 30, 2003 and 2002 for Canadian dollars and certain other currencies. Contracts outstanding as of June 30, 2003 will mature over the next fiscal year.

11. Fair Value of Financial Instruments (Continued)

The Company also uses commodity futures and swap contracts to fix the price of a portion of its raw material requirements. Contract maturities, which extend to fiscal year 2006, are matched to the length of the raw material purchase contracts and contract gains and losses are reflected as adjustments to the cost of the raw materials. The estimated amount of existing pre-tax net losses for commodity contracts in accumulated other comprehensive net losses that is expected to be reclassified into earnings during the year ended June 30, 2004 is less than $1.

The notional and estimated fair values of the Company's derivative instruments are summarized below as of June 30:

	2003		2002	
	Notional	**Fair Value**	**Notional**	**Fair Value**
Derivative Instruments				
Debt-related contracts	$400	$41	$400	$ 8
Foreign exchange contracts	259	—	393	(1)
Commodity purchase contracts ...	125	2	90	1
Commodity option contracts	—	—	35	(9)

The carrying values of cash, short-term investments, accounts and notes receivable, accounts payable and other derivative instruments approximate their fair values at June 30, 2003 and 2002. The Company has used market information for similar instruments and applied judgment in estimating fair values. See Note 10 for fair values of notes and loans payable and long-term debt.

12. Other Liabilities

Other liabilities consist of the following at June 30:

	2003	2002
Retirement healthcare benefits	$ 78	$ 81
Qualified and nonqualified pension plans	64	43
Non-qualified retirement income plans (non-pension) and deferred compensation plans	47	25
Venture agreement terminal obligation	125	—
Environmental remediation	17	17
Other	45	65
Total	$376	$231

13. Stockholders' Equity

During fiscal year 2003, the Company acquired 11.7 million shares of its common stock at a net cost of $486. A portion of the shares purchased was allocated to the Company's ongoing program to offset the potential impact of stock option dilution. The remainder relates to the board-authorized $1 billion repurchase program, bringing the total number of shares repurchased to approximately 18.2 million at a total cost of $773 under that program. Treasury share purchases and related premiums were $412 in fiscal year 2002 and $10 in fiscal year 2001, respectively.

Accumulated other comprehensive net losses at June 30, 2003, 2002, and 2001 included net of tax translation adjustments of $270, $237, and $204 respectively, estimated fair value of the Company's derivative contracts, net of tax, of ($3), ($9) and ($5) respectively, and minimum pension liability adjustments of $72 (net of tax), $68 and $3, respectively.

At June 30, 2001, the Company had share repurchase agreements totaling approximately $246, whereby the Company contracted for future delivery of 2,260,000 shares at a strike price of $43 per share on September 15,

13. Stockholders' Equity (Continued)

2002 and on September 15, 2004, and for future delivery of 1,000,000 shares on November 1, 2003 at a strike price of $51.70 per share. The Company applied the "equity" treatment of accounting to the share repurchase agreements, which allows for classification of such agreements as treasury shares. All share repurchase contracts were settled as of June 30, 2002, including the settlement and delivery of 5,520,000 shares for $257 in fiscal year 2002 and the settlement and receipt of net cash proceeds of $76 in fiscal year 2000.

14. Stock Compensation Plans

At June 30, 2003, the Company has various non-qualified stock-based compensation programs, which include stock options, performance units and restricted stock awards. The Company's various stock options plans, which include the pre-merger plans of First Brands, provide for the granting of stock options to officers, key employees and directors. The 1996 Stock Incentive Plan ("1996 Plan") and the 1993 Directors' Stock Option Plan are the only plans with stock option awards currently available for grant. The 1996 Plan, the 1993 Directors' Stock Option Plan and prior plans have shares exercisable at June 30, 2003. The Company is authorized to grant options for up to 25.5 million common shares under the 1996 Plan, of which 11.2 million common shares are remaining and could be granted in the future. The Company is authorized to grant options for up to 400,000 common shares under the 1993 Directors' Stock Option Plan, of which 74,000 common shares are remaining and could be granted in the future. Options outstanding under the Company's plans (except First Brands options, which became exercisable upon the merger) have been granted at prices which are either equal to or above the market value of the stock on the date of grant, vest over a one to seven-year period, and expire no later than ten years after the grant date.

The following table gives information about the Company's common stock that may be issued upon the exercise of options, performance units and restricted stock awards under all the Company's existing non-qualified stock-based compensation programs at June 30, 2003:

Number of shares to be issued upon exercise (in thousands)	15,529
Weighted-average exercise price	$ 33
Number of shares remaining for future issuance (in thousands)	11,237

14. Stock Compensation Plans (Continued)

The status of the Company's stock option plans at June 30, 2003 is summarized below:

	Number of Shares	Weighted-Average Exercise Price
	(in thousands)	
Outstanding at June 30, 2000	15,062	$36
Granted	3,077	36
Exercised	(1,077)	19
Cancelled	(3,367)	62
Outstanding at June 30, 2001	13,695	31
Granted	3,785	35
Exercised	(1,591)	23
Cancelled	(677)	38
Outstanding at June 30, 2002	15,212	33
Granted	2,009	41
Exercised	(2,202)	25
Cancelled	(424)	41
Outstanding at June 30, 2003	14,595	$35
Options exercisable at:		
June 30, 2003	9,208	$32
June 30, 2002	9,063	29
June 30, 2001	8,570	26

The Company accounts for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 whereby the options are granted at market price, and therefore no compensation costs are recognized. Pro-forma disclosures of net earnings, basic and diluted earnings per common share reflecting the Company's financial results if compensation expense for the various stock option plans had been determined based upon fair values at the grant date are presented in Note 1.

The weighted-average fair value per share of each option granted during fiscal years 2003, 2002 and 2001, estimated as of the grant date using the Black-Scholes option pricing model, was $11.59, $11.53 and $12.76, respectively.

The following assumptions were used to estimate the fair value of fiscal year 2003, 2002 and 2001 option grants:

	2003	2002	2001
Dividend yield	2.11%	2.07%	2.28%
Expected volatility	35.0%	38.4%	38.9%
Risk-free interest rate	2.1% to 4.1%	3.5% to 4.8%	4.6% to 6.5%
Expected life	5 years	4 to 5 years	4 to 5 years

Summary information about the Company's stock options outstanding at June 30, 2003 is as follows (number of shares in thousands):

14. Stock Compensation Plans (Continued)

Range of Exercise Price	Options Outstanding	Weighted-Average Remaining Contractual Life in Years	Weighted-Average Exercise Price	Options Exercisable	Weighted-Average Exercise Price
$ 7 – $13	425	1.0	$13	425	$13
13 – 20	449	1.9	17	448	17
20 – 27	2,318	2.8	22	2,318	22
27 – 34	73	4.8	33	69	33
34 – 40	9,793	7.4	37	5,357	37
40 – 47	714	8.3	43	197	44
47 – 54	54	5.6	50	54	50
54 – 61	323	5.8	54	323	54
61 – 67	446	5.8	67	17	67
$ 7 – $67	14,595	6.2	$35	9,208	$32

Compensation expense related to restricted stock programs was $6, $5, and $7 for the fiscal years ended 2003, 2002 and 2001, respectively. The Company also has performance unit programs whereby shares of Company stock are issued to certain officers if the Company's stock performance meets specified hurdle rates based on comparisons with the performance of companies in a selected peer group and/or the Standard & Poors' 500. The Company recorded a $6.6 expense and liability for the year ended June 30, 2003 related to one of these programs as performance hurdles were achieved, which resulted in 50% vesting. The Company has not recorded a liability for a second program because the achievement of performance hurdle rates is not probable at this time. Based on the June 30, 2003 market price for the Company's stock, the potential total expense for this second program is $6.1. Compensation expense related to the performance unit programs was a $7 credit and a $2 charge for the fiscal years ending 2002 and 2001, respectively.

15. Leases

The company leases transportation equipment and various manufacturing, warehousing, and office facilities. Leases are classified as operating leases and will expire over the next 15 years. The Company expects that in the normal course of business, leases will be renewed or replaced by other leases. The following is a schedule by fiscal year of future minimum rental payments required under the non-cancelable operating lease agreements:

Fiscal Year	Future Minimum Rental Payments
2004	$ 35
2005	21
2006	15
2007	12
2008	11
Thereafter	25
Total	$119

Rental expense for all operating leases was $56, $56 and $50 in fiscal years 2003, 2002 and 2001, respectively. Space not occupied by the Company in its headquarters building is rented to other tenants under operating leases expiring in 2012. Future minimum rentals to be received total $8 and do not exceed $2 in any one year.

16. Other (Income) Expense, Net

The major components of other (income) expense, net for the fiscal years ended June 30 are:

	2003	2002	2001
Amortization of trademarks and other intangible assets (and goodwill in 2001)	$11	$ 12	$ 60
Equity in earnings of unconsolidated affiliates	(9)	(16)	(16)
Interest income	(3)	(4)	(10)
Gain on sale of businesses, net	(2)	(33)	—
Foreign exchange losses (gains), net	2	(21)	(3)
Other, net	(7)	39	15
Total other (income) expense, net	$(8)	$(23)	$ 46

17. Income Taxes

The provision for income taxes consists of the following for the fiscal years ended June 30:

	2003	2002	2001
Current			
Federal	$145	$172	$132
State	15	16	23
Foreign	25	31	19
Total current	185	219	174
Deferred			
Federal	98	1	(21)
State	7	(3)	(1)
Foreign	(2)	(13)	1
Total deferred	103	(15)	(21)
Total expense (net of tax benefit of $1 on cumulative effect of change in accounting principle in fiscal year 2001)	$288	$204	$153

The components of earnings (loss) from continuing operations before income taxes are as follows for the fiscal years ended June 30:

	2003	2002	2001
United States	$719	$620	$427
Foreign	83	(59)	52
Total	$802	$561	$479

17. Income Taxes (Continued)

A reconciliation of the statutory federal income tax rate to the Company's effective tax rate follows for the fiscal years ended June 30:

	2003	2002	2001
Statutory federal tax rate	35.0%	35.0%	35.0%
State taxes (net of federal tax benefits)	1.8	1.6	2.9
Tax differential on foreign earnings	(0.9)	1.0	0.6
Net adjustment of prior year federal and state tax accruals	0.1	(3.2)	(3.3)
Change in valuation allowance	3.0	6.8	(0.3)
Low income housing tax credits	(1.7)	(2.0)	(2.4)
Other differences	(1.4)	(2.8)	(0.6)
Effective tax rate	35.9%	36.4%	31.9%

Applicable U.S. income and foreign withholding taxes have not been provided on approximately $168 of undistributed earnings of certain foreign subsidiaries at June 30, 2003 since these earnings are considered indefinitely reinvested. Determining the tax liability that would arise if these earnings were remitted is not practicable.

The tax benefit related to the Company's stock option plans is recorded as an increase to equity when realized. In fiscal years 2003, 2002 and 2001, the Company realized tax benefits of approximately $16, $12 and $9, respectively. Stock option tax benefits are reflected as part of operating cash flows.

Net deferred income tax assets (liabilities), both current and non-current at June 30, result from the tax effects of the following temporary differences:

	2003	2002
Deferred taxes — current		
Compensation and benefit programs	$ 12	$ 11
Net operating loss and tax credit carryforwards	7	1
Inventory costs	5	6
Accruals and reserves	(13)	37
Other, net	4	3
Subtotal	15	58
Valuation allowance	(5)	(1)
Total current assets, net	10	57
Deferred taxes — noncurrent		
Basis difference in fixed and intangible assets	(154)	(118)
Safe harbor lease agreements	(12)	(11)
Unremitted foreign earnings	(4)	(11)
Compensation and benefit programs	67	43
Merger and restructuring costs	7	7
Net operating loss and tax credit carryforwards	33	33
Accruals and reserves	14	5
Tax effect of deferred translation	13	119
Other, net	13	(25)
Subtotal	(23)	42
Valuation allowance	(92)	(65)
Total noncurrent liabilities, net	(115)	(23)
Deferred tax liabilities — net	$(105)	$ 34

17. Income Taxes (Continued)

At June 30, 2003 and 2002, the Company has $13 and $119, respectively, of tax effects associated with cumulative translation adjustments for certain of its foreign subsidiary and equity investments. Previously, these tax balances were classified in other assets and have now been reclassified to deferred income taxes. In computing tax effects of cumulative translation adjustments for certain of its foreign subsidiaries and equity investments in 2003, the Company applied its statutory tax rate to cumulative translation adjustments arising only with respect to earnings of its foreign affiliates that are not indefinitely reinvested, resulting in a deferred tax asset of $13.

As of June 30, 2003, the Company has foreign tax credit carryforwards of $4 with expiration dates between fiscal years 2004 and 2008. The Company also has income tax credit carryforwards in foreign jurisdictions of $3, which have expiration dates between fiscal years 2004 and 2012, and $1, which may be carried forward indefinitely. The tax benefits from foreign net operating loss carryforwards of $29 have expiration dates between fiscal year 2004 and 2013. Additionally, the tax benefit from foreign net operating loss carryforwards of $3 may be carried forward indefinitely.

The Company reviews its deferred tax assets for recoverability. A valuation allowance is established when the Company believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Valuation allowances as of June 30, 2003 and 2002 were $97 and $66 respectively and have been provided to reduce deferred tax assets to amounts considered recoverable. Details of the valuation allowance at June 30 are as follows:

	2003	2002
Valuation allowance at beginning of year	$(66)	$(28)
Impairment losses	(12)	(45)
Other	(19)	7
Valuation allowance at end of year	$(97)	$(66)

The Internal Revenue Service is currently examining the Company's tax returns for the fiscal years 1997 through 2000. The examination is expected to be completed by the end of the second quarter of fiscal year 2004. The Company maintains an allowance for tax contingencies, the balance of which management believes to be adequate.

18. Employee Benefit Plans

RETIREMENT INCOME PLANS

The Company has qualified and non-qualified defined benefit plans that cover substantially all of the Company's domestic employees and certain of its international employees. Benefits are based on either employee years of service and compensation or a stated dollar amount per year of service. The Company is the sole contributor to the plans in amounts deemed necessary to provide benefits and to the extent deductible for federal income tax purposes. Assets of the plans consist primarily of marketable equity and debt security investments. The Company made discretionary qualified domestic pension contributions of $54 and $37 to its domestic qualified retirement income plans in March 2003 and July 2003, respectively.

During the year ended June 30, 2003, the Company recorded $11 of additional pension expense associated with two of its supplemental employee retirement plans. During the mid 1990s, the Company began partially funding these plans by placing assets into two investment trust accounts. In determining the actuarial pension expense for the two plans, the estimated earnings from these assets were included in the calculations. This had the effect of reducing the amount of pension expense recognized in prior periods. The Company has now determined that the earnings from these assets should not have been included in the actuarial calculation of pension expense for the two plans. The $11 charge reflects the cumulative effect of removing the asset return assumptions from the calculations. The Company does not believe the additional expense amounts are material to the periods in which they should have been and were recorded and therefore has not restated prior periods. In its June 30, 2002 balance

18. Employee Benefit Plans (Continued)

sheet, the Company presented the accrued liabilities for the two plans net of the assets in the trusts. For purposes of the current year presentation, the Company has reclassified $20 of trust assets to other assets and has reflected the plan's accrued liabilities at their gross amounts in the June 30, 2003 balance sheet.

At June 30, 2003 and 2002, the Company had minimum gross pension liabilities of $116 and $68, respectively, which were included in accumulated other comprehensive net losses, with an offset to other liabilities. These balances represent the excess of the accumulated benefit obligation over the market value of plan assets. At June 30, 2003, the Company has recorded deferred taxes of $44 associated with the minimum gross pension liabilities with an offset to accumulated other comprehensive net losses.

The projected benefit obligation, accumulated benefit obligation ("ABO") and fair value of plan assets for those pension plans with an ABO in excess of plan assets were $346, $334 and $269, respectively, as of June 30, 2003 and $288, $273 and $222, respectively, as of June 30, 2002.

RETIREMENT HEALTH CARE

The Company provides certain health care benefits for employees who meet age, participation and length of service requirements at retirement. The plans pay stated percentages of covered expenses after annual deductibles have been met. Benefits paid take into consideration payments by Medicare. The plans are unfunded, and the Company has the right to modify or terminate certain of these plans.

The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation ("APBO") was 13% for 2003-2004. These rates were assumed to gradually decrease by 2% for the next two years, then by 1% each year thereafter with the final year decreasing by 0.5% until an ultimate trend of 5.5% is reached in 2010. Changes in these rates can have a significant effect on amounts reported. A one percentage point increase or decrease in the trend rates would decrease or increase the June 30, 2003 APBO by $0.7 and decrease or increase the fiscal year 2003 expense by less than $0.1.

18. Employee Benefit Plans (Continued)

Summarized information for the Company's retirement income and health care plans are as follows as of and for the fiscal years ended June 30:

	Retirement Income Plans		Retirement Health Care	
	2003	2002	2003	2002
Change in benefit obligations				
Benefit obligation at beginning of year	$ 335	$308	$ 75	$ 77
Service cost	10	11	2	2
Interest cost	24	23	5	5
Plan amendments	1	1	(4)	(7)
Plan adjustments	—	—	(4)	—
Employee contributions to deferred compensation plans	8	3	—	—
Actuarial loss	31	14	4	4
Benefits paid	(26)	(25)	(4)	(6)
Benefit obligation at end of year	383	335	74	75
Change in plan assets				
Fair value of assets at beginning of year	245	288	—	—
Actual return on plan assets	10	(21)	—	—
Plan adjustments	(20)	—	—	—
Employer contribution	60	3	4	6
Benefits paid	(26)	(25)	(4)	(6)
Fair value of plan assets at end of year	269	245	—	—
Unfunded status	(114)	(90)	(74)	(75)
Unrecognized prior service cost	(4)	(5)	(13)	(11)
Unrecognized loss	135	95	9	5
Prepaid/(accrued) benefit cost	$ 17	$ —	$(78)	$(81)
Amount recognized in the balance sheets consists of:				
Prepaid benefit cost	$ —	$ 9	$ —	$ —
Accrued benefit liability	(99)	(77)	(78)	(81)
Accumulated other comprehensive net losses	116	68	—	—
Net amount recognized	$ 17	$ —	$(78)	$(81)

	Retirement Income Plans		Retirement Health Plans	
	2003	2002	2003	2002
Weighted-average assumptions as of June 30:				
Discount rate	6.25%	6.75% to 7.25%	6.25%	7.25%
Rate of compensation increase	3.5% to 5.50%	3.5% to 7.25%	N/A	N/A
Expected return on plan assets	7% to 8.25%	8% to 9.5%	N/A	N/A

18. Employee Benefit Plans (Continued)

	Retirement Income Plans			Retirement Health Plans		
	2003	**2002**	**2001**	**2003**	**2002**	**2001**
Components of net periodic benefit cost						
Service cost	$ 10	$ 11	$ 12	$ 2	$ 2	$ 2
Interest cost	24	23	21	5	5	5
Expected return on plan assets	(30)	(31)	(31)	—	—	—
Plan adjustments	11	—	—	(4)	—	—
Amortization of unrecognized items	(1)	(1)	(7)	(1)	(1)	1
Total net periodic benefit cost (income)	$ 14	$ 2	$ (5)	$ 2	$ 6	$ 8

The Company has defined contribution plans for most of its domestic employees not covered by collective bargaining agreements. The cost of those plans is based on the Company's profitability and participants' deferrals. The plans include The Clorox Company Employee Retirement Investment Plan (ERIP) which has two components, a 401(k) component and a profit sharing component. Employee contributions made to the 401(k) component are partially matched with the Company's contributions. Company contributions to the profit sharing component are discretionary and are based on performance targets based on sales, operating margins, and return on invested capital ("ROIC"). ROIC is defined as net operating earnings after taxes divided by average invested capital. The aggregate cost of the defined contribution plans, including the ERIP, was $33 in fiscal year 2003, $38 in fiscal year 2002 and $3 in fiscal year 2001.

19. Industry Segment Information

Information regarding the Company's operating segments is shown below. Each segment is individually managed with separate operating results that are reviewed regularly by the chief operating decision makers. Information presented below for prior years has been reclassified to conform to the current year's presentation of segment results. Intersegment sales are insignificant. The operating segments include:

- Household Products — North America: Includes cleaning, bleach, water filtration products, and the food storage and disposal categories marketed in the United States and all products marketed in Canada.

- Specialty Products: Includes charcoal, the United States and European automotive care businesses, cat litter, insecticides, food products and professional products.

- Household Products — Latin America/Other: Includes operations outside the United States and Canada, excluding the European automotive care business.

The Clorox Company

Years Ended June 30, 2003, 2002 and 2001

(Millions of Dollars, Except Share and Per-Share Amounts)

19. Industry Segment Information (Continued)

The table below represents operating segment information as of and for the fiscal years ended June 30:

	Fiscal Year	Household Products North America	Specialty Products	Household Products Latin America/ Other	Corporate Interest and Other	Total Company
Net sales	2003	$2,282	$1,369	$493	$ —	$4,144
	2002	2,198	1,304	520	—	4,022
	2001	2,097	1,222	540	—	3,859
Earnings (losses) from continuing operations before income taxes	2003	607	521	66	(392)	802
	2002	535	517	(66)	(425)	561
	2001	453	397	74	(445)	479
Equity in earnings of affiliates	2003	—	—	9	—	9
	2002	—	—	16	—	16
	2001	—	—	16	—	16
Identifiable assets	2003	1,494	733	591	834	3,652
	2002	1,397	876	640	611	3,524
Capital expenditures	2003	47	37	9	112	205
	2002	46	30	9	91	176
	2001	62	32	29	67	190
Depreciation and amortization	2003	78	26	16	71	191
	2002	82	26	22	59	189
	2001	92	38	41	53	224
Non-cash charges included in costs of products sold and merger, restructuring and asset impairment	2003	126	—	33	—	159
	2002	9	—	143	—	152
	2001	60	24	10	—	94

Corporate, Interest and Other includes certain non-allocated administrative costs, amortization of trademarks and other intangible assets (and goodwill in fiscal year 2001), interest income, interest expense, and other income and expense. Merger, restructuring and asset impairment costs and related inventory write-offs totaling $159, $180, and $98 in fiscal years 2003, 2002 and 2001, respectively, have been allocated to the applicable segment. These charges by segment, have been allocated as follows: Household Products — North America, $126 in fiscal year 2003, $14 in fiscal year 2002 and $61 in fiscal year 2001; Specialty Products, $26 in fiscal year 2001; Household Products — Latin America/Other, $33 in fiscal year 2003, $159 in fiscal year 2002, $11 in fiscal year 2001; and Corporate, Interest and Other, $7 in fiscal year 2002. Corporate assets include cash and cash equivalents, the Company's headquarters and research and development facilities. The aggregate net pre-tax gain on divestitures totaling $2 for fiscal year ended 2003, $33 for fiscal year ended 2002 is included in the Specialty Products and Household Products — North America segments.

Net sales to the Company's largest customer, Wal-Mart Stores, Inc. and its affiliates, were 25%, 23%, and 20% of consolidated net sales in fiscal years 2003, 2002 and 2001, respectively. The Household Products — North America and Specialty Products segments net sales to Wal-Mart Stores, Inc. and its affiliates were no greater than 30% and 24%, respectively, of net sales for those segments for any of the fiscal years ended June 30, 2003, 2002 and 2001. No other customer exceeded 6% of net sales in any year.

19. Industry Segment Information (Continued)

Sales of *Clorox* liquid bleach represent approximately 10% of total Company net sales. No other brand exceeded 10% of net sales in any year.

20. Guarantees, Commitments and Contingent Liabilities

In conjunction with divestitures and other transactions, the Company may provide routine indemnifications relating to the enforceability of trademarks, retention of pre-existing legal, tax, environmental and employee liabilities, as well as provisions for product returns and other items. The Company has several indemnification agreements in effect through 2006 that specify a maximum possible indemnification exposure. The Company's aggregate exposure from these agreements is capped at $42, however based on historical experience and evaluation of the specific agreements, the Company does not believe that any significant payments will result. The Company may also be subject through other contracts and agreements to similar types of indemnifications and coverages where the amounts and duration are not explicitly defined. Where appropriate, an obligation for such indemnifications is recorded as a liability at inception.

The Company is also subject to various lawsuits and claims, which include contract disputes, product liability, patent and trademark, advertising and tax matters. Although the results of claims and litigation cannot be predicted with certainty, it is the opinion of management, after consultation with counsel, that the ultimate disposition of these matters, to the extent not previously provided for, will not have a material adverse effect, individually or in the aggregate, on the Company's consolidated financial statements taken as a whole. The potential cost to the Company related to ongoing environmental matters is uncertain due to such factors as: the unknown magnitude of possible pollution and clean-up costs; the complexity and evolving nature of laws and regulations and their interpretations; and the timing, varying costs and effectiveness of alternative clean-up technologies. As of June 30, 2003, approximately $17 was accrued for such probable future costs, without discounting for present value.

In addition, the Company is under contract to purchase raw materials at various indexed prices through 2006. Estimated annual purchase commitments based on annual requirements and current market prices are $41, $29, and $13 in each of fiscal years 2004 through 2006.

21. Earnings per Share

A reconciliation of the weighted average number of common shares outstanding (in thousands) used to calculate basic and diluted earnings per common share is as follows for the fiscal years ended June 30:

	2003	2002	2001
Basic	218,174	231,849	236,149
Stock options and other	2,518	2,855	3,334
Diluted	220,692	234,704	239,483

Stock options to purchase 1,045,413, 1,141,797, and 2,989,105 shares of common stock for the fiscal years ended June 30, 2003, 2002 and 2001, respectively, were not included in the computation of diluted net earnings per common share because the exercise price of the stock options was greater than the average market price of the common shares and therefore the effect would be antidilutive.

22. Quarterly Data (Unaudited)

The Company's quarterly data is as follows:

	Quarters Ended				
In millions, except market price and per-share amounts.	September 30	December 31	March 31	June 30	Total Year (4)
Fiscal year ended June 30, 2003					
Net sales	$1,047	$ 926	$1,019	$1,152	$4,144
Cost of products sold	544	496	555	630	2,225
Earnings from continuing operations	$ 158	$ 87	$ 112	$ 157	$ 514
Earnings (losses) from discontinued operations, net of tax	(13)	2	(2)	(8)	(21)
Net earnings (1)	$ 145	$ 89	$ 110	$ 149	$ 493
Per common share:					
Net earnings					
Basic					
Continuing operations	$ 0.71	$ 0.40	$ 0.52	$ 0.73	$ 2.36
Discontinued operations	(0.06)	0.01	(0.01)	(0.04)	(0.10)
Net earnings	$ 0.65	$ 0.41	$ 0.51	$ 0.69	$ 2.26
Diluted					
Continuing operations	$ 0.71	$ 0.39	$ 0.51	$ 0.72	$ 2.33
Discontinued operations	(0.06)	0.01	(0.01)	(0.04)	(0.10)
Net earnings	$ 0.65	$ 0.40	$ 0.50	$ 0.68	$ 2.23
Dividends	$ 0.22	$ 0.22	$ 0.22	$ 0.22	$ 0.88
Market price (NYSE)					
High	$43.85	$46.59	$47.11	$48.37	$48.37
Low	31.92	38.33	37.40	41.40	31.92
Year-end					42.65

22. Quarterly Data (Unaudited) (Continued)

	Quarters Ended				
In millions, except market price and per-share amounts.	September 30	December 31	March 31	June 30	Total Year (4)
Fiscal year ended June 30, 2002					
Net sales	$ 984	$ 887	$1,023	$1,128	$4,022
Cost of products sold	560	505	589	625	2,279
Earnings from continuing operations	$ 111	$ 42	$ 50	$ 154	$ 357
Earnings (losses) from discontinued operations	(32)	9	(4)	(8)	(35)
Net earnings (1), (2), (3)	$ 79	$ 51	$ 46	$ 146	$ 322
Per common share:					
Net earnings					
Basic					
Continuing operations	$ 0.47	$ 0.18	$ 0.22	$ 0.68	$ 1.54
Discontinued operations	(0.13)	0.04	(0.02)	(0.04)	(0.15)
Net earnings	$ 0.34	$ 0.22	$ 0.20	$ 0.64	$ 1.39
Diluted					
Continuing operations	$ 0.46	$ 0.18	$ 0.21	$ 0.67	$ 1.52
Discontinued operations	(0.13)	0.04	(0.01)	(0.04)	(0.15)
Net earnings	$ 0.33	$ 0.22	$ 0.20	$ 0.63	$ 1.37
Dividends	$ 0.21	$ 0.21	$ 0.21	$ 0.21	$ 0.84
Market price (NYSE)					
High	$39.71	$40.85	$45.35	$47.95	$47.95
Low	33.85	34.83	38.45	40.60	33.85
Year-end					41.35

(1) Net earnings for the first and second quarters of fiscal year 2003 include the pre-tax effect of restructuring and asset impairment charges of $3 and $30, respectively. Net earnings for the first, second, third and fourth quarters of fiscal year 2002 include the pre-tax effect of restructuring and asset impairment charges of $12, $66, $100 and $6, respectively.

(2) Net earnings for the third quarter of fiscal year 2002 include the pre-tax effect of the net gain of $33 recognized on the sales of the *Maxforce* and Himolene businesses.

(3) Net earnings for the fourth quarter of fiscal year 2002 includes the pre-tax effect of the reversal to income of the net accrued liability of $10 related to one of the Company's performance unit programs.

(4) Due to rounding, totals for the years may not equal the sum of the quarterly amounts.

RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

The Company's management is responsible for the preparation of the accompanying consolidated financial statements and for their content as well as other information contained in this annual report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts which are based on management's best estimates and judgments.

The Company maintains a system of internal accounting controls that includes selection and development of employees, division of duties, and written accounting and operating policies and procedures augmented by a continuing internal audit program. Although there are inherent limitations in the effectiveness of any system of accounting controls, the Company believes that its system provides reasonable, but not absolute, assurance that its assets are safeguarded from unauthorized use or disposition and that its accounting records are sufficiently reliable to permit the preparation of financial statements that conform in all material respects with accounting principles generally accepted in the United States of America. See also the certifications attached as Exhibits 31-1, 31-2 and 32 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2003.

The Company has retained Ernst & Young LLP, independent public accountants, to audit the 2003 financial statements. Their accompanying report is based on an examination conducted in accordance with auditing standards generally accepted in the United States of America, which includes a review of the Company's systems of internal control as well as tests of accounting records and procedures sufficient to enable them to render an opinion on the Company's financial statements, taken as a whole.

The Board of Directors has an audit committee composed of independent directors. The Committee meets periodically and independently throughout the year with management, internal auditors and the independent accountants to discuss the Company's internal accounting controls, auditing and financial reporting matters. The internal auditors and independent accountants have unrestricted access to the audit committee.

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of The Clorox Company:

We have audited the accompanying consolidated balance sheet of The Clorox Company and subsidiaries as of June 30, 2003, and the related consolidated statements of earnings, stockholders' equity, and cash flows for the year then ended. Our audit also included the financial statement schedule listed in the index at Item 15(a)(2) for the year ended June 30, 2003. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Clorox Company and subsidiaries at June 30, 2003, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

San Francisco, California
August 11, 2003

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors of The Clorox Company:

We have audited the accompanying consolidated balance sheet of The Clorox Company and its subsidiaries (the "Company") as of June 30, 2002, and the related consolidated statements of earnings, stockholders' equity and cash flows for the fiscal years ended June 30, 2002 and 2001. Our audits also included the financial statement schedule listed in the index at Item 15(a)(2) for the fiscal years ended June 30, 2002 and 2001. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2002, and the results of its operations and its cash flows for the fiscal years ended June 30, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Oakland, California
September 4, 2002

FIVE-YEAR FINANCIAL SUMMARY

The Clorox Company

Years ended June 30 In millions, except share and per-share data.	2003	2002	2001	2000	1999
OPERATIONS					
Net sales	$ 4,144	$ 4,022	$ 3,859	$ 3,941	$ 3,828
Cost of products sold	2,225	2,279	2,289	2,215	2,144
Operating expenses	1,064	983	898	939	949
Interest and other expense, net	20	15	134	132	129
Merger, restructuring and asset impairment	33	184	59	36	180
Total costs and expenses	3,342	3,461	3,380	3,322	3,402
Earnings from continuing operations before income taxes	802	561	479	619	426
Income taxes	288	204	153	218	173
Earnings from continuing operations	514	357	326	401	253
Losses from discontinued operations, net of tax	(21)	(35)	(1)	(7)	(7)
Cumulative effect of change in accounting principle	—	—	(2)	—	—
Net earnings	$ 493	$ 322	$ 323	$ 394	$ 246
Change in net sales	3%	4%	–2%	3%	3%
Change in net earnings	53%	—	–18%	60%	–28%
COMMON STOCK					
Weighted average shares outstanding (in thousands)					
Basic	218,174	231,849	236,149	236,108	235,364
Diluted	220,692	234,704	239,483	239,614	240,002
Earnings (losses) per common share					
Basic					
Continuing operations	$ 2.36	$ 1.54	$ 1.39	$ 1.70	$ 1.08
Discontinued operations	(0.10)	(0.15)	(0.01)	(0.03)	(0.03)
Cumulative effect of change in accounting principle	—	—	(0.01)	—	—
Basic net earnings per common share	$ 2.26	$ 1.39	$ 1.37	$ 1.67	$ 1.05
Diluted					
Continuing operations	$ 2.33	$ 1.52	$ 1.37	$ 1.67	$ 1.06
Discontinued operations	(0.10)	(0.15)	(0.01)	(0.03)	(0.03)
Cumulative effect of change in accounting principle	—	—	(0.01)	—	—
Diluted net earnings per common share	$ 2.23	$ 1.37	$ 1.35	$ 1.64	$ 1.03
Dividends per common share	$ 0.88	$ 0.84	$ 0.84	$ 0.80	$ 0.71
Stockholders' equity per common share at end of year	$ 5.69	$ 6.13	$ 8.17	$ 7.73	$ 6.78
OTHER DATA					
Property, plant and equipment, net	$ 1,072	$ 992	$ 1,036	$ 1,070	$ 1,040
Capital expenditures	205	176	190	154	173
Long-term debt	495	678	685	590	702
Total assets	3,652	3,524	4,028	4,377	4,156
Stockholders' equity	1,215	1,366	1,933	1,819	1,594
Return on net sales (1)	12%	8%	8%	10%	6%
Return on average stockholders' equity (2)	38%	19%	18%	23%	16%

(1) Return on net sales is calculated by dividing net earnings by net sales.

(2) Return on average stockholders' equity is calculated by dividing net earnings by the average of the last five quarters of stockholders' equity.